Goldman Sachs Funds

Annual Report October 31, 2002

A high level of current income

through a diversified portfolio

of high yield securities.



Asset Management

Market Review

Dear Shareholder:

During the one-year reporting period there were mixed signals on the economic front and a host of issues affecting the financial markets. As is typically the case during periods of uncertainty, this proved to be a positive backdrop for the fixed income markets.

■ **From Recovery to Uncertainty —** As the fiscal year began in November of 2001, the events of September 11 continued to reverberate throughout the world. As a result, a rapid end to the first global recession in a decade appeared unlikely. In an effort to stabilize the economy, the Federal Reserve Board (the "Fed") reduced short-term interest rates aggressively during the fourth quarter of 2001, bringing the federal funds rate to 1.75% — its lowest level since the Kennedy Administration. Low interest rates and attractive finance incentives stimulated consumer spending, driving housing and auto sales to record levels. They also led to a sharp increase in mortgage refinancing, which had the effect of putting more cash in consumers' pockets.

Robust consumer spending combined with declining oil prices and the rapid success of U.S. armed forces in Afghanistan boosted investor confidence in the fourth quarter of 2001. During that period gross domestic product ("GDP") grew 2.7%, reversing the 0.3% contraction from the previous quarter. In a surprising show of strength, GDP for the first quarter of 2002 grew at a rate of 5.0% — driven largely by increases in manufacturing production orders, as companies that had previously cut production in the face of falling demand began to rebuild depleted inventories. However, this positive news was overshadowed by the series of highly publicized accounting scandals. Downside earnings guidance from companies across a range of sectors contributed to the woes in the equity markets, as did news of a sharp decline in GDP growth for the second quarter, which grew only 1.3%. While the revised estimate for third quarter 2002 GDP is 4.0%, many economists are projecting that growth during the last quarter of 2002 will fall back to the 1-2% range.

Acknowledging that consumer and business confidence was wavering, the Fed moved into action in early November by lowering the federal funds rate to 1.25%, a 41-year low. In his November 13, 2002 testimony to the Joint Economic Committee of Congress, Fed Chairman Alan Greenspan acknowledged that several forces have continued to weigh on the economy, including heightened geopolitical risks, the fallout from corporate accounting scandals, and the continued reluctance of businesses to increase their investment spending. The Fed moved its economic bias to neutral at its November meeting, citing that risks to the economy are balanced between slow growth and inflation.

■ **Positive Results for High Quality Fixed Income Securities; Volatility in the Corporate and High Yield Markets —** The very elements that contributed to the severe weakness in the equity markets aided the fixed income markets overall during the reporting period. While fixed income securities experienced their share of volatility — due in part to mixed signals on the economic front — their prices in both the U.S. and abroad generally rose. The combination of falling interest rates and increased demand from investors seeking "safer havens" amid the turmoil in the equity markets contributed to price gains in high quality sectors such as government securities.

An exception was in the corporate bond market, where a confluence of negative events including high profile corporate scandals, volatile rating agency behavior, and poor equity markets combined to drive corporate spreads out to historically wide levels.

Looking ahead, we believe the economy is positioned for a gradual recovery over the next 12 months. With interest rates at historic lows and inflation in check, a solid foundation is in place for future growth. However, a number of uncertainties exist, including the current geopolitical landscape.

As always, we appreciate your investment in the Goldman Sachs Funds and look forward to continuing to serve your financial needs in the years to come.

Sincerely,

David W. Blood
Head, Goldman Sachs
Asset Management

Jonathan Beinner
CIO, Fixed Income Investments
Goldman Sachs Asset Management

November 15, 2002

What Distinguishes Goldman Sachs' Fixed Income Investing Process?

At Goldman Sachs Asset Management, the goal of our fixed income investment process is to provide consistent, strong performance by actively managing our portfolios within a research-intensive, risk-managed framework.

The objective of the Goldman Sachs High Yield Fund is to generate risk adjusted returns by minimizing default losses and focusing on issues with strong upside potential.

A key element of our fixed income investment philosophy is to evaluate the broadest global opportunity set to capture relative value across sectors and instruments. Our globally integrated investment process involves managing dynamically along the risk/return spectrum, as we continue to develop value-added strategies through:

1 RIGOROUS SECURITY SELECTION

- Assess relative value among sectors (such as mortgages and corporates) and sub-sectors
- Leverage the vast resources of Goldman Sachs in selecting securities for each portfolio

2 PRECISE PORTFOLIO CONSTRUCTION

- Team approach to decision making
- Manage risk by avoiding significant sector and interest rate bets
- Careful management of yield curve strategies — while closely managing portfolio duration

RESULT

Fixed Income portfolios that:

- Include domestic and global investment options, tax-free income opportunities, and access to areas of specialization such as high yield
- Capitalize on Goldman Sachs' industry renowned credit research capabilities
- Use a risk-managed framework to seek total return, recognizing the importance of investors' capital accumulation goals as well as their need for income

Fund Basics

as of October 31, 2002

Assets Under Management

$1.6 Billion

Number of Holdings

629

NASDAQ SYMBOLS

Class A Shares

GSHAX

Class B Shares

GSHBX

Class C Shares

GSHCX

Institutional Shares

GSHIX

Service Shares

GSHSX

PERFORMANCE REVIEW

November 1, 2001– October 31, 2002	Fund Total Return (based on NAV)[1]	30-Day Standardized Yield[2]	Lehman Brothers U.S. Corporate High Yield Bond Index[3]
Class A	-2.98%	10.37%	-5.48%
Class B	-3.56	10.09	-5.48
Class C	-3.57	10.10	-5.48
Institutional	-2.59	11.28	-5.48
Service	-2.93	10.76	-5.48

[1] The net asset value (NAV) represents the net assets of the class of the Fund (ex-dividend) divided by the total number of shares of the class outstanding. The Fund's performance assumes the reinvestment of dividends and other distributions. The Fund's performance does not reflect the deduction of any applicable sales charges.

[2] The 30-Day Standardized Yield of the Fund is calculated by dividing the net investment income per share (as defined by securities industry regulations) earned by the Fund over a 30-day period (ending on the stated month-end date) by the maximum public offering price per share of the Fund on the last day of the period. This number is compounded semiannually and then annualized. This yield does not necessarily reflect income actually earned and distributed by the Fund and, therefore, may not be correlated with the dividends or other distributions paid to shareholders.

[3] The Lehman Brothers U.S. Corporate High Yield Bond Index is a total return performance benchmark for fixed income securities having a maximum quality rating of Ba1 (as determined by Moody's Investors Service), a minimum amount outstanding of $100 million and at least one year to maturity. The Index is unmanaged and does not reflect any deduction for fees, expenses or taxes.

STANDARDIZED TOTAL RETURNS[4]

For the period ended 9/30/02	Class A	Class B	Class C	Institutional	Service
One Year	-2.07%	-3.18%	0.75%	2.94%	2.43%
Five Years	-0.07	-0.30	0.10	1.24	0.74
Since Inception	0.29 (8/1/97)	0.27 (8/1/97)	0.47 (8/15/97)	1.59 (8/1/97)	1.09 (8/1/97)

[4] The Standardized Total Returns are average annual total returns as of the most recent calendar quarter-end. They assume reinvestment of all distributions at net asset value. These returns reflect a maximum initial sales charge of 4.5% for Class A Shares, the assumed contingent deferred sales charge for Class B Shares (5% maximum declining to 0% after six years) and the assumed contingent deferred sales charge for Class C Shares (1% if redeemed within 12 months of purchase). Because Institutional and Service Shares do not involve a sales charge, such a charge is not applied to their Standardized Total Returns.

Total return figures in the above charts represent past performance and do not indicate future results, which will vary. The investment return and principal value of an investment will fluctuate and, therefore, an investor's shares, when redeemed, may be worth more or less than their original cost. Performance reflects expense limitations in effect. In their absence, performance would be reduced. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

TOP 10 HOLDINGS AS OF 10/31/02[5]

Company	Line of Business	% of Portfolio
Nextel Communications, Inc.	Telecommunications–Cellular	2.8%
Tyco International Group S.A.	Conglomerates	2.8
Graham Packaging Co.	Packaging	1.5
Crown Castle International Corp.	Media–Broadcast Towers	1.4
Allied Waste North America, Inc.	Environmental	1.2
Invensys PLC	Conglomerates	1.1
Russian Federation	Emerging Market Debt	1.0
Fisher Scientific International, Inc.	Health Care	1.0
Riverwood International Corp.	Paper	1.0
United Biscuits Finance	Food	1.0

Credit Allocation* (%): AAA 7.4 A 0.3 BBB 10.9 BB 19.7 B 51.8 CCC 7.9 CC 1.0 D 1.0

[5] The Fund is actively managed and, as such, its composition may differ over time.

*Note: Reflects NRSRO (nationally recognized statistical rating organization) rating or internal rating if not rated.

Portfolio Results

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs High Yield Fund for the one-year period that ended October 31, 2002.

Performance Review

Over the one-year period that ended October 31, 2002, the Fund's Class A, B, C, Institutional, and Service Shares generated cumulative total returns, without sales charges, of -2.98%, -3.56%, -3.57%, -2.59%, and -2.93%, respectively. These returns compare favorably to the -5.48% cumulative total return of the Fund's benchmark, the Lehman Brothers U.S. Corporate High Yield Bond Index.

High Yield Market

The high yield market was extremely volatile over a reporting period that witnessed an unprecedented crisis of confidence in corporate governance, concerns about the global economy, and high profile bankruptcies. In the first part of the reporting period, high yield prices surged to pre-September 11 levels as investors returned to the market. Indeed, the continuing strength in demand muted the market's reaction to the well-publicized Enron and Global Crossing debacles, as the two events were seemingly treated as isolated incidents. As 2002 began, this positive momentum continued, spurred on by increasingly encouraging economic news. Notably, bonds of cyclical companies rallied strongly. The primary clouds on the horizon were the collapse of a number of already-stressed Telecom companies, and an increasingly aggressive stance on downgrades by the rating agencies.

Fears over systemic risk from poor accounting practices soon began to rise following the discovery of complex fraud at cable company Adelphia in April 2002, and subsequently at WorldCom in June 2002. Liquidity at very large corporate issuers became a key issue, as high profile companies lost access to the commercial paper markets and were forced to draw on bank "back-stop" facilities. A plethora of "fallen angels," or companies downgraded from investment grade to high yield, overwhelmed the ability of the high yield market to absorb them. As the market grappled with these credits — predominantly in the Utility, Media and Telecom industries — it effectively shut the door to new high yield issuance.

The situation began to stabilize in August 2002, following the announcement that only a relatively small number of companies' corporate officers were unable to sign-off on their financial statements. However, the high yield market was again weak following the general direction of the equity market due to renewed concerns over economic weakness. The relief of companies meeting their (albeit reduced) earnings guidance finally brought buyers back to the market. High yield securities subsequently began a vigorous rally at the end of the reporting period, spurred on by several major bond repurchase programs and a broader corporate focus on balance sheet de-leveraging.

Investment Objective

The Fund seeks a high level of current income and may also consider the potential for capital appreciation. The Fund invests primarily in high yield, fixed income securities rated, at the time of investment, below investment grade.

Portfolio Composition

As of October 31, 2002, the Fund was diversified among over 300 issues. Holdings in the top 10 companies represented 14.8% of the portfolio.

Our strategy of portfolio construction based on credit fundamentals was unchanged over the reporting period. We continued to focus on industrial companies with solid asset values. While the Fund produced a negative return during the period, it outperformed its benchmark. The Fund established a number of new positions from the primary market in both the U.S. and Europe during the reporting period. Given the volatility in the high yield market we had the opportunity to selectively add to these positions when their prices fell. We felt this was a prudent strategy, given our longer-term convictions in these holdings. In addition, we were able to take advantage of the technical dislocations in investment grade and crossover names to build exposures at discount to par.

Portfolio Highlights

- **Nextel —** Nextel is a business-focused wireless telecom provider. Its bonds traded down to the low 50s (half their par value) in September 2002 based on concerns about its absolute levels of debt and perceived distress among investment grade competitors. However, Nextel's bonds have rebounded close to par, as astute management negotiated the exchange of over $2.5 billion of debt and preferred securities for equity and cash, cutting overall debt by 10%. This process has been facilitated by superior operating performance.

- **Invensys —** BBB/Ba1 rated Invensys is a diversified industrial control and automation manufacturer. Exacerbated by a cyclical downturn, Invensys has been a casualty of an over-aggressive acquisition strategy. However, experienced new management has met its debt reduction target by selling assets at attractive prices. Management has stated repeatedly that it is reluctant to issue in the high yield market. We expect Invensys to refinance its bank debt in the coming years. However, the timing may be influenced if management can regain an investment grade rating from Moody's.

- **Owens-Illinois —** Glass packager Owens-Illinois is a long-established name in the high yield market. Downgraded to high yield on the back of asbestos concerns, its seasoned management has sought to extend maturities, issuing bonds twice in 2002. Asbestos payouts appear to be contained and the firm continues to deliver strong operating performance.

Portfolio Outlook

We remain constructive on the high yield market over the medium term. Although the economic outlook remains unclear, corporate securities should continue to benefit from low interest rates and an ongoing focus on cost reduction. We believe this will particularly benefit weaker credits that are striving to maintain liquidity until their operating environments improve. Further downgrades of investment grade companies are expected to slow, absent those companies whose bonds already trade at stressed levels. In addition, more companies are expected to enhance liquidity by replacing amortizing bank debt with bond issues.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs High Yield Investment Management Team

November 15, 2002

Performance Summary

October 31, 2002

The following graph shows the value, as of October 31, 2002, of a $10,000 investment made on August 1, 1997 (commencement of operations) in Class A Shares (with the maximum sales charge of 4.5%) of the Goldman Sachs High Yield Fund. For comparative purposes, the performance of the Fund's benchmark, the Lehman Brothers U.S. Corporate High Yield Bond Index, is shown. This performance data represents past performance and should not be considered indicative of future performance which will fluctuate with changes in market conditions. These performance fluctuations will cause an investor's shares, when redeemed, to be worth more or less than their original cost. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance of Class B, Class C, Institutional and Service Shares will vary from Class A Shares due to differences in fees and loads.

High Yield Fund's Lifetime Performance

Growth of a $10,000 Investment, Distributions Reinvested August 1, 1997 to October 31, 2002.



Average Annual Total Return through October 31, 2002	Since Inception	Five Years	One Year
Class A (commenced August 1, 1997)			
Excluding sales charges	0.83%	0.57%	–2.98%
Including sales charges	–0.05%	–0.35%	–7.33%
Class B (commenced August 1, 1997)			
Excluding contingent deferred sales charges	0.11%	–0.15%	–3.56%
Including contingent deferred sales charges	–0.08%	–0.55%	–8.38%
Class C (commenced August 15, 1997)			
Excluding contingent deferred sales charges	0.11%	–0.17%	–3.57%
Including contingent deferred sales charges	0.11%	–0.17%	–4.53%
Institutional Class (commenced August 1, 1997)	1.23%	0.97%	–2.59%
Service Class (commenced August 1, 1997)	0.73%	0.47%	–2.93%

Statement of Investments

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – 69.4%			
Aerospace – 1.6%			
American Pacific Corp. (BB–/B2)			
$ 1,500,000	9.25%	03/01/2005	$ 1,516,875
Argo-Tech Corp. (B–/B3)			
8,000,000	8.63	10/01/2007	5,200,000
BE Aerospace, Inc. (B/B3)			
2,500,000	9.50	11/01/2008	1,700,000
Burke Industries, Inc.△			
2,000,000	10.00	08/15/2007	460,000
Dunlop Standard Aerospace Holdings (B–/B3)			
5,000,000	11.88	05/15/2009	4,950,000
Hexcel Corp. (CCC+/Caa2)			
3,500,000	9.75	01/15/2009	2,205,000
K&F Industries, Inc. (B/B2)			
7,000,000	9.25	10/15/2007	7,140,000
Sequa Corp. (BB–/Ba3)			
2,250,000	9.00	08/01/2009	1,878,750
			$ 25,050,625
Airlines – 0.1%			
Continental Airlines, Inc. (BB–/B1)			
$ 3,000,000	7.57%	12/01/2006	$ 1,200,000
Automotive Parts – 2.8%			
Accuride Corp. (CCC+/Caa1)			
$ 4,250,000	9.25%	02/01/2008	$ 1,912,500
Advanced Accessory Systems LLC (CCC+/B3)			
4,500,000	9.75	10/01/2007	4,050,000
American Axle & Manufacturing, Inc. (BB–/Ba3)			
10,000,000	9.75	03/01/2009	10,500,000
Anchor Lamina, Inc. (CCC)			
1,500,000	9.88	02/01/2008	525,000
Collins & Aikman Products (B/B1)			
2,625,000	10.75	12/31/2011	2,415,000
Collins & Aikman Products (B/B2)			
2,000,000	11.50	04/15/2006	1,640,000
Delco Remy International, Inc. (B–/B2)			
2,500,000	8.63	12/15/2007	1,925,000
Federal-Mogul Corp.△			
2,375,000	7.50	01/15/2009	380,000
Foamex LP (B/B3)†			
2,000,000	10.75	04/01/2009	1,120,000
Foamex LP (B–/Caa2)			
3,000,000	9.88	06/15/2007	570,000
Hayes Lemmerz International, Inc.△			
1,250,000	11.88†	06/15/2006	662,500
1,000,000	11.00	07/15/2006	20,000
4,500,000	9.13	07/15/2007	90,000
500,000	8.25	12/15/2008	10,000
Intermet Corp. (B+/B2)			
1,750,000	9.75	06/15/2009	1,487,500
JL French Automotive Castings (CCC+/B3)			
1,500,000	11.50	06/01/2009	600,000
Navistar International Corp. (BB/Ba1)			
1,500,000	9.38	06/01/2006	1,335,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Automotive Parts – (continued)			
Navistar International Corp. (B+/Ba2)			
$ 4,000,000	8.00%	02/01/2008	$ 3,040,000
Prestolite Electric, Inc. (B–/Caa2)			
2,074,000	9.63	02/01/2008	1,327,360
Stanadyne Automotive Corp. (B/Caa1)			
3,000,000	10.25	12/15/2007	2,400,000
Stoneridge, Inc. (B/B2)			
3,000,000	11.50	05/01/2012	2,490,000
Tenneco Automotive, Inc. (CCC+/Caa1)			
6,500,000	11.63	10/15/2009	4,485,000
Venture Holdings Trust (CCC–/Caa3)			
5,750,000	9.50	07/01/2005	1,150,000
			$ 44,134,860
Building Materials – 1.8%			
Amatek Industries, Inc. (CCC+/B3)			
$ 6,250,000	12.00%	02/15/2008	$ 6,812,500
Associated Materials, Inc. (B/B3)†			
1,000,000	9.75	04/15/2012	1,020,000
Atrium Cos., Inc. (B–/B3)			
3,000,000	10.50	05/01/2009	2,820,000
Better Minerals & Aggregates (B–/Caa2)			
3,000,000	13.00	09/15/2009	2,280,000
Nortek, Inc. (B+/B1)			
1,000,000	9.25	03/15/2007	990,000
3,000,000	9.13	09/01/2007	2,940,000
2,000,000	8.88	08/01/2008	1,940,000
USG Corp. (Caa3)△			
2,000,000	8.50	08/01/2005	1,500,000
Werner Holdings Co., Inc. (B–/B2)			
7,750,000	10.00	11/15/2007	7,285,000
			$ 27,587,500
Capital Goods-Others – 1.1%			
AGCO Corp. (BB/Ba3)			
$ 1,500,000	9.50%	05/01/2008	$ 1,575,000
Flowserve Corp. (B/B2)			
3,000,000	12.25	08/15/2010	3,165,000
Metaldyne Corp. (B/B3)†			
4,000,000	11.00	06/15/2012	3,120,000
NMHG Holding Co. (B+/B3)			
4,000,000	10.00	05/15/2009	3,820,000
Simonds Industries, Inc.△			
750,000	10.25	07/01/2008	225,000
Terex Corp. (B/B2)			
2,000,000	9.25	07/15/2011	1,700,000
Thermadyne Holdings Corp. (C)△			
4,000,000	12.50	06/01/2008	20,000
Thermadyne Manufacturing LLC (D/Ca)△			
4,000,000	9.88	06/01/2008	1,080,000
Trench Electric S.A. (CCC+/B3)			
3,500,000	10.25	12/15/2007	2,520,000
			$ 17,225,000

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Chemicals – 3.6%			
Avecia Group PLC (B–/B3)			
$ 13,000,000	11.00%	07/01/2009	$ 10,920,000
250,000	11.00†	07/01/2009	210,000
Equistar Chemicals LP (BB/B1)			
2,000,000	7.55	02/15/2026	1,440,000
General Chemicals Industries (B–/Caa2)			
1,500,000	10.63	05/01/2009	1,095,000
Hercules, Inc. (BB–/Ba2)			
2,500,000	11.13	11/15/2007	2,750,000
Huntsman ICI Holdings LLC (B/B3)			
2,500,000	9.88	03/01/2009	2,475,000
Huntsman ICI Holdings LLC (B–/Caa1)			
2,750,000	10.13	07/01/2009	2,145,000
Huntsman ICI Holdings LLC (B–/Caa2)@			
19,500,000	22.01	12/31/2009	4,095,000
IMC Global, Inc. (B+/Ba2)			
1,500,000	6.55	01/15/2005	1,429,215
1,500,000	7.63	11/01/2005	1,441,905
ISP Chemco, Inc. (BB–/B2)			
3,500,000	10.25	07/01/2011	3,552,500
Lyondell Chemical Co. (BB/Ba3)			
6,125,000	9.88	05/01/2007	5,818,750
Lyondell Chemical Co. (B+/B2)			
1,000,000	10.88	05/01/2009	840,000
MacDermid, Inc. (BB–/Ba3)			
1,000,000	9.13	07/15/2011	1,065,000
Millennium America, Inc. (BBB–/Ba1)			
3,000,000	9.25	06/15/2008	3,000,000
Noveon, Inc. (B/B3)			
7,000,000	11.00	02/28/2011	7,420,000
OM Group, Inc. (B/Caa2)			
3,500,000	9.25	12/15/2011	1,365,000
Sovereign Specialty Chemicals, Inc. (B–/Caa1)			
6,500,000	11.88	03/15/2010	6,012,500
			$ 57,074,870
Conglomerates – 1.4%			
Actuant Corp. (B/B3)			
$ 1,450,000	13.00%	05/01/2009	$ 1,660,250
Blount, Inc. (CCC/Caa2)			
4,000,000	13.00	08/01/2009	2,200,000
Eagle-Picher Industries, Inc. (B–/Caa1)			
6,500,000	9.38	03/01/2008	4,030,000
Gentek, Inc. (Ca)△			
1,250,000	11.00	08/01/2009	37,500
Mark IV Industries, Inc. (B/B3)			
5,007,000	7.50	09/01/2007	4,055,670
Trimas Corp. (B/B3)†			
3,500,000	9.88	06/15/2012	3,325,000
Tyco International Group S.A. (BBB–/Ba2)			
500,000	4.95	08/01/2003	482,500
1,500,000	6.38	02/15/2006	1,380,000
2,500,000	6.75	02/15/2011	2,125,000
3,500,000	6.38	10/15/2011	3,080,000
			$ 22,375,920

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Consumer Cyclicals – Services – 1.9%			
APCOA, Inc. (CCC+/Caa3)			
$ 3,000,000	9.25%	03/15/2008	$ 900,000
Avis Group Holdings, Inc. (BBB–/Baa3)			
4,707,000	11.00	05/01/2009	5,060,025
H&E Equipment Services LLC (B/B3)†			
3,000,000	11.13	06/15/2012	2,190,000
Integrated Electrical Services, Inc. (B+/B2)			
2,500,000	9.38	02/01/2009	2,250,000
MSX International, Inc. (B/B3)			
1,000,000	11.38	01/15/2008	390,000
United Rentals, Inc. (B+/B2)			
4,750,000	9.50	06/01/2008	3,515,000
3,250,000	8.80	08/15/2008	2,307,500
2,000,000	9.25	01/15/2009	1,460,000
Volume Services America, Inc. (B–/B3)			
3,500,000	11.25	03/01/2009	3,325,000
Wesco Distribution, Inc. (B/B3)			
6,750,000	9.13	06/01/2008	5,400,000
Williams Scotsman, Inc. (B/B3)			
3,750,000	9.88	06/01/2007	3,037,500
			$ 29,835,025
Consumer Products – 2.3%			
Armkel LLC (B–/B2)			
$ 4,250,000	9.50%	08/15/2009	$ 4,526,250
Briggs & Stratton Corp. (BB+/Ba1)			
2,500,000	8.88	03/15/2011	2,650,000
Cabot Safety Corp. (B/B3)			
5,500,000	12.50	07/15/2005	5,500,000
Corning Consumer Products Co.△			
3,250,000	9.63	05/01/2008	162,500
Johnsondiversey, Inc. (B/B2)†			
2,500,000	9.63	05/15/2012	2,537,500
Jostens, Inc. (B/B3)			
5,500,000	12.75	05/01/2010	6,050,000
Polaroid Corp. (Ca)△			
2,000,000	11.50	02/15/2006	80,000
Revlon Consumer Products Corp. (B–/Caa1)			
2,500,000	12.00	12/01/2005	2,150,000
Sealy Mattress Co. (B–/B3)			
1,500,000	0.00/10.88§	12/15/2007	1,320,000
2,500,000	9.88	12/15/2007	2,275,000
Sola International, Inc. (BB–/Ba3)			
1,250,000	6.88	03/15/2008	1,012,500
The Scotts Co. (B+/B2)			
1,000,000	8.63	01/15/2009	1,045,000
United Industries Corp. (CCC+/B3)			
7,000,000	9.88	04/01/2009	6,790,000
			$ 36,098,750

The accompanying notes are an integral part of these financial statements.

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Defense – 0.1%			
Alliant Techsystems, Inc. (B/B2)			
$ 1,500,000	8.50%	05/15/2011	$ 1,590,000
Condor Systems, Inc.△			
2,000,000	11.88	05/01/2009	440,000
			$ 2,030,000
Electric – 2.6%			
Calpine Canada Energy Finance (B+/B1)			
$ 8,750,000	8.50%	05/01/2008	$ 2,843,750
Calpine Corp. (B+/B1)			
3,250,000	8.50	02/15/2011	1,040,000
CMS Energy Corp. (B+/B3)			
3,250,000	9.88	10/15/2007	2,616,250
Consumers Energy Co. (BBB–/Baa3)#			
2,000,000	2.73	11/15/2002	1,980,000
Ipalco Enterprises, Inc. (BB–/Baa1)			
1,250,000	7.38	11/14/2008	1,062,500
750,000	7.63	11/14/2011	637,500
Mirant Americas Generation LLC (BB/Ba3)			
6,250,000	7.63	05/01/2006	2,937,500
4,000,000	8.30	05/01/2011	1,680,000
NRG Northeast Generating LLC (CC/Caa1)			
1,284,766	8.07	12/15/2004	899,336
Oncor Electric Delivery Co. (BBB–/Baa1)†			
1,750,000	7.00	09/01/2022	1,505,000
Pacific Gas & Electric Co. (CCC/B3)			
2,000,000	6.25	08/01/2003	1,980,000
1,165,000	6.75	10/01/2023	1,001,900
2,000,000	7.05	03/01/2024	1,770,000
Pacific Gas & Electric Co. (D)†#			
3,000,000	7.58	10/31/2049	2,831,250
Portland General Electric (BBB+/Baa2)			
5,000,000	9.31	08/11/2021	4,919,105
Public Service Co. of Colorado (BBB–/Baa2)			
1,000,000	6.88	07/15/2009	820,000
TXU Corp. (BBB–/Baa3)			
3,000,000	6.38	06/15/2006	2,490,000
Westar Energy, Inc. (BBB–/Ba1)			
1,000,000	7.88	05/01/2007	970,000
Xcel Energy, Inc. (BBB–/Baa3)			
7,000,000	7.00	12/01/2010	5,950,000
			$ 39,934,091
Energy – 1.8%			
AmeriGas Partners LP (BB–/Ba3)			
$ 1,250,000	8.88%	05/20/2011	$ 1,281,250
Benton Oil & Gas Co. (B–/B3)			
1,500,000	9.38	11/01/2007	1,398,750
Cross Timbers Oil Co. (BB–/Ba3)			
2,750,000	8.75	11/01/2009	2,866,875
El Paso Energy Partners (BB–/B1)			
2,500,000	8.50	06/01/2011	2,243,750
Ferrellgas Partners LP (B/B2)			
1,500,000	8.75	06/15/2012	1,530,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Energy – (continued)			
Grant Prideco, Inc. (BB/Ba3)			
$ 1,500,000	9.63%	12/01/2007	$ 1,545,000
Halliburton Co. (A–/Baa2)			
1,250,000	5.63	12/01/2008	978,512
Leviathan Gas Pipeline Partners (BB–/B1)			
1,500,000	10.38	06/01/2009	1,440,000
P&L Coal Holdings Corp. (B+/B1)			
4,301,000	9.63	05/15/2008	4,510,674
Petroleum Helicopters, Inc. (BB–/B1)			
1,250,000	9.38	05/01/2009	1,306,250
Vintage Petroleum, Inc. (B/B1)			
4,000,000	9.75	06/30/2009	4,080,000
2,500,000	7.88	05/15/2011	2,337,500
Vintage Petroleum, Inc. (BB–/Ba3)			
2,000,000	8.25	05/01/2012	2,020,000
			$ 27,538,561
Entertainment – 0.5%			
Six Flags, Inc. (B/B2)			
$ 2,000,000	0.00/10.00%§	04/01/2008	$ 1,750,000
4,000,000	9.50	02/01/2009	3,620,000
3,000,000	8.88	02/01/2010	2,610,000
			$ 7,980,000
Environmental – 1.6%			
Allied Waste North America, Inc. (BB–/Ba3)			
$ 4,125,000	8.88%	04/01/2008	$ 4,125,000
2,000,000	8.50	12/01/2008	1,960,000
1,000,000	7.88	01/01/2009	960,000
Allied Waste North America, Inc. (B+/B2)			
12,625,000	10.00	08/01/2009	12,167,344
IESI Corp. (B–/B3)†			
2,500,000	10.25	06/15/2012	2,275,000
Marsulex, Inc. (B+/B2)			
2,000,000	9.63	07/01/2008	1,980,000
Synagro Technologies, Inc. (B/B3)			
1,500,000	9.50	04/01/2009	1,552,500
The IT Group, Inc. (D)△			
2,000,000	11.25	04/01/2009	2,000
			$ 25,021,844
Food – 3.1%			
American Seafoods Group LLC (B/B3)†			
$ 3,000,000	10.13%	04/15/2010	$ 2,970,000
Aurora Foods, Inc. (CCC/Caa3)			
5,750,000	9.88	02/15/2007	2,590,000
2,500,000	8.75	07/01/2008	1,075,000
Burns Philp Capital Property Ltd. (B/B2)†			
6,500,000	9.75	07/15/2012	6,467,500
Dean Foods Co. (BB–/B1)			
750,000	8.15	08/01/2007	768,750
2,500,000	6.90	10/15/2017	2,150,000
Dole Food Co. (BBB–/Ba1)			
4,500,000	7.25	05/01/2009	4,095,000
Domino's, Inc. (B/B2)			
5,000,000	10.38	01/15/2009	5,375,000

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Food – (continued)			
Eagle Family Foods (CCC+/B3)			
$ 5,000,000	8.75%	01/15/2008	$ 3,500,000
Herbalife International, Inc. (B/B3)†			
3,000,000	11.75	07/15/2010	2,820,000
Land O' Lakes, Inc. (B+/B2)			
7,500,000	8.75	11/15/2011	4,237,500
New World Pasta Co. (B–/Caa1)			
3,500,000	9.25	02/15/2009	3,325,000
Premier International Foods PLC (B–/B3)			
6,500,000	12.00	09/01/2009	6,825,000
Swift & Co. (B+/B1)†			
3,250,000	10.13	10/01/2009	2,730,000
			$ 48,928,750
Gaming – 4.6%			
Ameristar Casinos, Inc. (B/B3)			
$ 4,000,000	10.75%	02/15/2009	$ 4,300,000
Autotote Corp. (B/B2)			
3,082,000	12.50	08/15/2010	3,467,250
Boyd Gaming Corp. (B+/B1)			
2,125,000	8.75	04/15/2012	2,146,250
Chukchansi Economic Development Authority†			
3,250,000	14.50	06/15/2009	2,990,000
Circus & Eldorado (B+/B1)			
6,000,000	10.13	03/01/2012	5,880,000
Hard Rock Hotel, Inc. (B–/Caa1)			
4,000,000	9.25	04/01/2005	3,960,000
Hollywood Casino Corp. (B/B3)			
4,775,000	11.25	05/01/2007	5,157,000
Isle of Capri Casinos, Inc. (B/B2)			
3,500,000	9.00	03/15/2012	3,517,500
Kerzner International Ltd. (B+/B2)			
2,500,000	8.88	08/15/2011	2,462,500
Mandalay Resort Group (BB+/Ba2)			
250,000	6.45	02/01/2006	245,000
Mandalay Resort Group (BB–/Ba3)			
3,500,000	10.25	08/01/2007	3,727,500
2,000,000	9.38	02/15/2010	2,065,000
MGM Mirage, Inc. (BB+/Ba2)			
250,000	9.75	06/01/2007	272,500
5,000,000	8.38	02/01/2011	5,200,000
Mirage Resorts, Inc. (BBB–/Ba1)			
4,000,000	7.25	08/01/2017	3,850,000
Mohegan Tribal Gaming Authority (BB–/Ba3)			
4,000,000	8.00	04/01/2012	4,100,000
Park Place Entertainment Corp. (BBB–/Ba1)			
1,500,000	7.50	09/01/2009	1,507,500
Park Place Entertainment Corp. (BB+/Ba2)			
500,000	8.88	09/15/2008	520,000
6,750,000	7.88	03/15/2010	6,716,250
2,500,000	8.13	05/15/2011	2,500,000
Pinnacle Entertainment, Inc. (CCC+/Caa1)			
2,250,000	9.25	02/15/2007	1,912,500
2,500,000	9.50	08/01/2007	2,100,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Gaming – (continued)			
Resorts International Hotel & Casino, Inc. (B/B2)			
$ 3,000,000	11.50%	03/15/2009	$ 2,460,000
Venetian Casino Resort LLC (B–/Caa1)†			
1,000,000	11.00	06/15/2010	1,025,000
			$ 72,081,750
Health Care – 5.0%			
Advanced Medical Optics, Inc. (B/B3)			
$ 1,250,000	9.25%	07/15/2010	$ 1,262,500
ALARIS Medical, Inc. (B–/Caa1)			
3,250,000	9.75	12/01/2006	3,103,750
ALARIS Medical, Inc. (B–/Caa2)§			
3,000,000	0.00/11.13	08/01/2008	2,505,000
Alliance Imaging, Inc. (B–/B3)			
3,000,000	10.38	04/15/2011	3,105,000
Dade Behring, Inc. (B–/B3)			
2,000,000	11.91	10/03/2010	1,965,000
DJ Orthopedics LLC (B–/B3)			
2,250,000	12.63	06/15/2009	2,160,000
Fisher Scientific International, Inc. (B/B3)			
14,000,000	9.00	02/01/2008	14,420,000
1,500,000	8.13	05/01/2012	1,522,500
Healthsouth Corp. (BB/Ba3)			
3,750,000	6.88	06/15/2005	3,103,125
Healthsouth Corp. (B+/B2)			
1,000,000	3.25	04/01/2003	957,500
Hudson Respiratory Care, Inc. (CC/Ca)			
3,500,000	9.13	04/15/2008	1,400,000
Kinetic Concepts, Inc. (CCC+/B3)			
6,250,000	9.63	11/01/2007	6,250,000
Magellan Health Services, Inc. (CC/Ca)			
1,750,000	9.00	02/15/2008	297,500
Magellan Health Services, Inc. (CCC/Caa2)†			
2,000,000	9.38	11/15/2007	1,180,000
Per-Se Technologies, Inc. (B/B3)			
7,000,000	9.50	02/15/2005	6,755,000
Rose Hills Co. (CCC–/Caa1)			
5,000,000	9.50	11/15/2004	4,656,250
Service Corp. International (BB–/B1)			
2,750,000	6.00	12/15/2005	2,365,000
1,750,000	7.20	06/01/2006	1,513,750
500,000	6.88	10/01/2007	415,000
1,000,000	7.70	04/15/2009	845,000
Stewart Enterprises, Inc. (B+/B2)			
1,000,000	10.75	07/01/2008	1,085,000
Sybron Dental Specialties, Inc. (B/B2)†			
4,750,000	8.13	06/15/2012	4,726,250
Triad Hospitals Holdings, Inc. (B–/B2)			
5,500,000	11.00	05/15/2009	6,118,750
US Oncology, Inc. (B+/B2)			
3,500,000	9.63	02/01/2012	3,430,000

Corporate Bonds – (continued)

Principal Amount	Interest Rate	Maturity Date	Value
Health Care – (continued)			
Vanguard Health Systems, Inc. (B–/B3)			
$ 2,250,000	9.75%	08/01/2011	$ 2,092,500
Ventas Realty LP (BB–/Ba3)			
2,000,000	9.00	05/01/2012	1,970,000
			$ 79,204,375
Home Construction – 0.3%			
Beazer Homes USA, Inc. (BB/Ba2)			
$ 1,500,000	8.38%	04/15/2012	$ 1,530,000
Standard Pacific Corp. (B+/Ba3)			
1,750,000	9.25	04/15/2012	1,697,500
Toll Brothers, Inc. (BB+/Ba2)			
1,000,000	8.25	02/01/2011	980,000
			$ 4,207,500
Insurance – 0.6%			
Conseco, Inc. (D/Ca)			
$ 1,500,000	10.75%	06/15/2009	$ 337,500
Willis Corroon Corp. (BB–/Ba3)			
8,650,000	9.00	02/01/2009	9,082,500
			$ 9,420,000
Lodging – 2.2%			
Capstar Hotel Co. (CCC+/B3)			
$ 500,000	8.75%	08/15/2007	$ 315,000
Corrections Corp. of America (B–/B2)†			
4,000,000	9.88	05/01/2009	4,200,000
HMH Properties, Inc. (BB–/Ba3)			
3,500,000	8.45	12/01/2008	3,360,000
Host Marriott LP (BB–/Ba3)			
750,000	7.88	08/01/2005	735,000
1,000,000	8.38	02/15/2006	970,000
4,375,000	9.50	01/15/2007	4,353,125
1,750,000	7.88	08/01/2008	1,662,500
John Q Hammons Hotels LP (B/B2)			
2,625,000	8.88	05/15/2012	2,533,125
Meristar Hospitality Operating Partnership LP (B/B1)			
1,000,000	10.50	06/15/2009	862,500
3,000,000	9.13	01/15/2011	2,422,500
RFS Partnership LP (B+/B1)			
3,500,000	9.75	03/01/2012	3,482,500
Royal Caribbean Cruises Ltd. (BB+/Ba2)			
2,000,000	8.13	07/28/2004	1,950,000
2,500,000	8.75	02/02/2011	2,187,500
1,750,000	7.25	03/15/2018	1,242,500
Starwood Hotels & Resorts Worldwide, Inc. (BBB–/Ba1)			
1,000,000	7.88†	05/01/2012	952,500
3,500,000	7.38	11/15/2015	3,141,250
			$ 34,370,000
Media – Broadcasting & Radio – 1.9%			
Clear Channel Communications, Inc. (BBB–/Ba1)			
$ 3,500,000	8.00%	11/01/2008	$ 3,710,000
Clear Channel Communications, Inc. (BB+/Ba2)			
5,250,000	8.13	12/15/2007	5,460,000

Corporate Bonds – (continued)

Principal Amount	Interest Rate	Maturity Date	Value
Media – Broadcasting & Radio – (continued)			
Corus Entertainment, Inc. (B+/B1)			
$ 1,750,000	8.75%	03/01/2012	$ 1,793,750
Emmis Escrow Corp. (B–/B3)§			
1,934,000	0.00/12.50	03/15/2011	1,518,190
Entravision Communications Corp. (B–/B3)			
2,000,000	8.13	03/15/2009	2,075,000
Lin Holdings Corp. (B–/Caa1)§			
8,500,000	0.00/10.00	03/01/2008	8,638,125
Sinclair Broadcast Group, Inc. (B/B2)			
3,000,000	8.00	03/15/2012	3,037,500
Young Broadcasting, Inc. (B/B2)			
1,000,000	8.50	12/15/2008	1,012,500
Young Broadcasting, Inc. (B–/B3)			
2,039,000	8.75	06/15/2007	1,865,685
1,019,000	10.00	03/01/2011	942,575
			$ 30,053,325
Media – Broadcast Towers – 1.6%			
American Tower Corp. (B–/Caa1)			
$ 6,000,000	9.38%	02/01/2009	$ 3,390,000
1,000,000	5.00	02/15/2010	453,740
Crown Castle International Corp. (B/B3)			
15,500,000	0.00/10.63§	11/15/2007	11,625,000
4,125,000	0.00/10.38§	05/15/2011	2,186,250
5,500,000	0.00/11.25§	08/01/2011	2,860,000
3,000,000	10.75	08/01/2011	2,295,000
SBA Communications Corp. (B–/Caa2)			
3,250,000	10.25	02/01/2009	1,560,000
Spectrasite Holdings, Inc. (C/Caa3)§			
5,500,000	0.00/11.25	04/15/2009	935,000
1,000,000	0.00/12.88	03/15/2010	180,000
			$ 25,484,990
Media-Cable – 2.8%			
Adelphia Communications Corp.△			
$ 250,000	7.88%	05/01/2009	$ 82,500
3,250,000	9.38	11/15/2009	1,072,500
1,000,000	10.88	10/01/2010	330,000
3,750,000	10.25	06/15/2011	1,237,500
2,250,000	3.25	05/01/2021	90,000
AOL Time Warner, Inc. (BBB+/Baa1)			
1,000,000	6.13	04/15/2006	985,000
2,250,000	6.95	01/15/2028	1,901,250
Avalon Cable Holding Finance (B–/B2)§			
4,500,000	0.00/11.88	12/01/2008	2,700,000
Callahan Nordrhein-Westfalen△			
3,500,000	14.00	07/15/2010	105,000
Century Communications Corp.@			
4,750,000	9.05	01/15/2008	617,500
Charter Communications Holdings LLC (B–/B3)			
9,000,000	10.75	10/01/2009	3,982,500
2,500,000	9.63	11/15/2009	1,075,000
3,000,000	0.00/11.75§	01/15/2010	720,000
18,625,000	0.00/9.92§	04/01/2011	5,773,750

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Media-Cable – (continued)				
Comcast UK Cable Partners Ltd. (C/Caa2)				
$ 364,000	11.20%	11/15/2007	$	258,440
Continental Cablevision, Inc. (BBB+/Baa3)				
1,750,000	8.30	05/15/2006		1,645,000
Diamond Cable Communications PLC (D/Ca)△				
500,000	11.75	12/15/2005		35,000
Diamond Holdings PLC (C/Caa2)△				
500,000	9.13	02/01/2008		350,000
Echostar DBS Corp. (B+/B1)				
5,000,000	9.38	02/01/2009		5,012,500
FrontierVision Holdings LP△				
2,000,000	11.00	10/15/2006		1,460,000
8,000,000	11.88	09/15/2007		3,920,000
Insight Midwest LP (B+/B2)				
2,500,000	10.50	11/01/2010		2,162,500
Mediacom LLC (B+/B2)				
2,000,000	8.50	04/15/2008		1,460,000
2,500,000	9.50	01/15/2013		1,825,000
NTL Communications Corp. (D/Ca)△				
3,000,000	11.88	10/01/2010		210,000
Ono Finance PLC (CCC–/Caa2)				
4,000,000	13.00	05/01/2009		760,000
Renaissance Media Group LLC (B2)§				
3,000,000	0.00/10.00	04/15/2008		2,220,000
Telewest Communications PLC (Ca)§				
2,250,000	0.00/9.25	04/15/2009		202,500
Telewest Communications PLC (C/Ca)				
2,000,000	6.00†	07/07/2005		300,000
5,000,000	11.25△	11/01/2008		550,000
2,250,000	0.00/11.38§	02/01/2010		202,500
1,000,000	9.88	02/01/2010		115,000
Telewest Communications PLC (D/Ca)△				
8,000,000	11.00	10/01/2007		960,000
United Pan-Europe Communications N.V. (C/Ca)§				
1,000,000	0.00/13.75	02/01/2010		20,000
			$	44,340,940
Media-Non Cable – 0.1%				
PanAmSat Corp. (BB/Ba2)				
$ 1,000,000	6.13%	01/15/2005	$	975,000
PX Escrow Corp. (CC/Ca)				
1,000,000	9.63	02/01/2006		390,000
			$	1,365,000
Metals – 1.2%				
Earle M. Jorgensen Co. (B–/B2)				
$ 2,250,000	9.75%	06/01/2012	$	2,205,000
Haynes International, Inc. (CCC+/Caa2)				
1,500,000	11.63	09/01/2004		975,000
Kaiser Aluminum & Chemical Corp.△				
2,750,000	10.88	10/15/2006		1,650,000
2,500,000	9.88	02/15/2049		1,500,000

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Metals – (continued)				
Republic Engineered Products LLC				
$ 376,470	10.00%	08/16/2009	$	32,000
UCAR Finance, Inc. (B/B2)				
9,000,000	10.25	02/15/2012		5,940,000
WHX Corp. (CCC+/Caa3)				
2,500,000	10.50	04/15/2005		2,062,500
Wolverine Tube, Inc. (BB–/B1)				
1,000,000	7.38†	08/01/2008		850,000
3,000,000	10.50	04/01/2009		2,790,000
			$	18,004,500
Packaging – 4.4%				
AEP Industries, Inc. (B/B3)				
$ 1,500,000	9.88%	11/15/2007	$	1,410,000
Applied Extrusion Technologies, Inc. (B/Caa1)				
3,500,000	10.75	07/01/2011		1,995,000
Caraustar Industries, Inc. (BB/Ba1)				
2,750,000	7.38	06/01/2009		2,695,000
Chesapeake Corp. (BB/B1)				
5,000,000	7.20	03/15/2005		4,650,000
Consolidated Container Co. LLC (CCC/Caa1)				
5,000,000	10.13	07/15/2009		3,000,000
Crown Cork & Seal Co., Inc. (CCC/Ca)				
2,500,000	6.75	04/15/2003		2,375,000
Crown Cork & Seal Finance PLC (CCC/Ca)				
2,250,000	7.00	12/15/2006		1,665,000
Graham Packaging Co. (CCC+)§				
17,500,000	0.00/10.75	01/15/2009		14,700,000
Graham Packaging Co. (CCC+/Caa1)				
2,500,000	5.55#	01/15/2008		1,825,000
8,750,000	8.75	01/15/2008		7,612,500
Owens Brockway Glass Container (BB/B2)				
8,000,000	8.88	02/15/2009		8,220,000
Owens-Illinois, Inc. (B+/B3)				
4,500,000	7.85	05/15/2004		4,342,500
6,500,000	7.15	05/15/2005		6,175,000
Plastipak Holdings, Inc. (B+/B3)				
2,875,000	10.75	09/01/2011		3,004,375
Pliant Corp. (B–/Caa1)				
7,500,000	13.00	06/01/2010		5,925,000
			$	69,594,375
Paper – 3.5%				
Ainsworth Lumber Co. Ltd. (B–/B3)				
$ 4,000,000	12.50%	07/15/2007	$	4,080,000
Buckeye Technologies, Inc. (B+/Caa1)				
1,750,000	8.50	12/15/2005		1,400,000
1,000,000	8.00	10/15/2010		670,000
Doman Industries Ltd. (C/Ca)				
1,125,000	8.75	03/15/2004		225,000
Fort James Corp. (BB+/Ba1)				
500,000	6.70	11/15/2003		475,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Paper – (continued)			
Georgia-Pacific Corp. (BB+/Ba1)			
$ 1,250,000	7.50%	05/15/2006	$ 1,100,000
5,000,000	8.13	05/15/2011	4,300,000
1,000,000	9.50	12/01/2011	880,000
1,500,000	7.70	06/15/2015	1,140,000
1,000,000	8.25	03/01/2023	700,000
Mail-Well I Corp. (BB–/B1)†			
2,250,000	9.63	03/15/2012	1,642,500
MDP Acquisitions PLC (B/B2)†			
6,000,000	9.63	10/01/2012	6,180,000
MDP Acquisitions PLC (B/B3)†‡			
2,500,000	15.50	10/01/2013	2,600,000
Packaging Corp. of America (BB+/Ba2)			
8,375,000	9.63	04/01/2009	9,003,125
Riverwood International Corp. (CCC+/B3)			
1,000,000	10.63	08/01/2007	1,042,500
Riverwood International Corp. (CCC+/Caa1)			
14,000,000	10.88	04/01/2008	14,210,000
Stone Container Corp. (B/B2)			
1,500,000	9.25	02/01/2008	1,590,000
3,500,000	9.75	02/01/2011	3,753,750
			$ 54,991,875
Pipelines – 0.6%			
CMS Panhandle Holding Co. (BB/Ba2)			
$ 2,250,000	6.50%	07/15/2009	$ 1,890,000
Coastal Corp. (BBB/Baa3)			
1,000,000	7.75	10/15/2035	590,000
Northwest Pipeline Corp. (B+/Ba2)			
3,500,000	6.63	12/01/2007	3,185,000
Sonat, Inc. (BBB/Baa3)			
1,500,000	7.63	07/15/2011	945,000
Tennessee Gas Pipeline Co. (BBB+/Baa2)			
1,000,000	7.50	04/01/2017	840,000
1,000,000	8.38	06/15/2032	905,000
1,500,000	7.63	04/01/2037	1,245,000
			$ 9,600,000
Publishing – 2.8%			
Advanstar Communications, Inc. (CCC+/Caa1)			
$ 3,000,000	12.00%	02/15/2011	$ 1,800,000
Advanstar, Inc.§			
2,875,000	0.00/15.00	10/15/2011	718,750
American Lawyer Media, Inc. (CCC/B3)			
4,000,000	9.75	12/15/2007	2,520,000
American Media Operations, Inc. (B–/B2)			
4,000,000	10.25	05/01/2009	4,130,000
Dex Media East LLC (B/B2)†			
1,875,000	9.88	11/15/2009	1,931,250
Dex Media East LLC (B/B3)†			
5,500,000	12.13	11/15/2012	5,651,250
Houghton Mifflin Co. (B+/Ba3)			
4,250,000	7.00	03/01/2006	3,867,500
Merrill Corp. (CCC+)#			
1,617,104	12.00	05/01/2009	808,552

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Publishing – (continued)			
Primedia, Inc. (B/B3)			
$ 4,000,000	8.50%	02/01/2006	$ 3,480,000
2,750,000	7.63	04/01/2008	2,268,750
3,500,000	8.88	05/15/2011	2,975,000
TransWestern Publishing Co. (B–/B2)			
3,750,000	9.63	11/15/2007	3,768,750
Von Hoffman Press (B/B2)			
3,000,000	10.25	03/15/2009	2,760,000
WRC Media Corp. (B–/B3)			
4,000,000	12.75	11/15/2009	3,640,000
Yell Finance B.V. (B/B2)§			
6,750,000	0.00/13.50	08/01/2011	4,050,000
Ziff Davis Media, Inc.			
380,000	12.00	08/12/2009	102,600
			$ 44,472,402
Real Estate – 0.4%			
CB Richard Ellis Services, Inc. (B3)			
$ 3,500,000	11.25%	06/15/2011	$ 3,045,000
Crescent Real Estate Equities Ltd. (B+/Ba3)			
3,250,000	9.25	04/15/2009	3,250,000
			$ 6,295,000
Retailers – 1.8%			
Advance Holdings Corp. (B/Caa1)			
$ 6,000,000	12.88%	04/15/2009	$ 6,000,000
Advance Stores Co., Inc. (B/B3)			
2,000,000	10.25	04/15/2008	2,100,000
Cole National Group (B/B2)			
1,500,000	8.88	05/15/2012	1,410,000
Fleming Cos., Inc. (B+/B2)			
1,000,000	10.13	04/01/2008	860,000
2,250,000	9.25	06/15/2010	1,845,000
Ingles Markets, Inc. (B+/Ba3)			
4,000,000	8.88	12/01/2011	3,560,000
Mattress Discounters Corp. (D/Ca)△			
750,000	12.63	07/15/2007	135,000
Pathmark Stores, Inc. (B/B2)			
2,500,000	8.75	02/01/2012	2,125,000
Rite Aid Corp. (B–/Caa3)			
1,750,000	7.13	01/15/2007	1,155,000
1,000,000	6.13†	12/15/2008	530,000
2,750,000	6.88	08/15/2013	1,457,500
The Great Atlantic & Pacific Tea Co., Inc. (BB–/B3)			
2,500,000	7.75	04/15/2007	1,525,000
TM Group Holdings (B/B3)			
2,000,000	11.00	05/15/2008	1,930,000
United Auto Group, Inc. (B/B3)†			
2,000,000	9.63	03/15/2012	1,900,000
Winn Dixie Pass Through Trust (BBB–/Ba2)†			
2,500,000	8.18	09/01/2024	2,145,924
			$ 28,678,424

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Technology – 1.5%				
Amkor Technology, Inc. (B/B1)				
$ 2,000,000	9.25%	02/15/2008	$	1,640,000
Amkor Technology, Inc. (CCC+/B3)				
2,500,000	5.00	03/15/2007		884,375
Avaya, Inc. (B+/Ba2)				
4,000,000	11.13	04/01/2009		2,800,000
DDi Corp. (CCC–/Caa3)				
375,000	5.25	03/01/2008		60,161
Details, Inc. (CCC–/Caa3)§				
2,000,000	0.00/12.50	11/15/2007		1,820,000
Fairchild Semiconductor Corp. (B/B2)				
1,500,000	10.38	10/01/2007		1,560,000
2,750,000	10.50	02/01/2009		2,915,000
Intira Corp.§				
2,000,000	0.00/13.00	02/01/2010		200
Lucent Technologies, Inc. (B–/Caa1)				
2,500,000	5.50	11/15/2008		1,075,000
2,000,000	6.45	03/15/2029		800,000
NorthPoint Communications Group, Inc.△				
2,000,000	12.88	02/15/2010		300,000
ON Semiconductor Corp. (CCC+/B3)†				
500,000	12.00	05/15/2008		305,000
SCG Holding & Semiconductor Corp. (CCC+/Caa1)				
4,555,000	12.00	08/01/2009		1,639,800
Viasystems Group, Inc. (D/Ca)△				
3,000,000	9.75	06/01/2007		570,000
Xerox Corp. (B+/B1)†				
2,250,000	9.75	01/15/2009		1,935,000
Xerox Credit Corp. (B+/B1)				
2,000,000	6.00	12/09/2002		1,920,000
3,500,000	6.10	12/16/2003		3,115,000
			$	23,339,536
Telecommunications – 2.1%				
360networks, Inc.△				
$ 806,000	12.50%	12/15/2005	$	81
Alaska Communications Holdings, Inc. (B+/B3)				
2,250,000	9.38	05/15/2009		1,631,250
Allegiance Telecom, Inc. (CC/Ca)				
5,000,000	0.00/11.75§	02/15/2008		600,000
1,000,000	12.88	05/15/2008		190,000
AT&T Canada, Inc. (D/Ca)				
500,000	12.00△	08/15/2007		75,000
500,000	0.00/9.95§	06/15/2008		67,500
750,000	10.63△	11/01/2008		113,438
AT&T Corp. (BBB+/Baa2)				
1,000,000	6.00	03/15/2009		935,000
Birch Telecom, Inc.△				
1,000,000	14.00	06/15/2008		100
Carrier1 International S.A.△				
2,250,000	13.25	02/15/2009		67,500
Colt Telecom Group PLC (B+/B3)				
5,275,000	12.00	12/15/2006		3,165,000
Energis PLC△				
4,250,000	9.75	06/15/2009		21,250

Principal Amount	Interest Rate	Maturity Date		Value
Corporate Bonds – (continued)				
Telecommunications – (continued)				
Exodus Communications, Inc.△				
$ 1,500,000	11.25%	07/01/2008	$	90,000
625,000	10.75	12/15/2009		37,500
2,000,000	11.63	07/15/2010		120,000
Global Crossing Holdings Ltd.△				
1,563,000	9.13	11/15/2006		23,445
2,625,000	9.63	05/15/2008		42,656
1,500,000	9.50	11/15/2009		22,500
Global Crossing North America, Inc.△				
500,000	6.00	10/15/2013		17,500
Globix Corp.‡				
442,620	11.00	05/01/2008		331,965
GST Network Funding, Inc.§⊘				
2,000,000	0.00/10.50	05/01/2008		33,152
ICG Holdings, Inc.△				
3,000,000	11.63	03/15/2007		15,000
Intermedia Communications, Inc. (D/C)§				
1,000,000	0.00/12.25	03/01/2009		90,000
Intermedia Communications, Inc. (D/Ca)△				
1,000,000	9.50	03/01/2009		260,000
Jazztel PLC (Ca)△				
750,000	14.00	04/01/2009		52,500
Koninklijke (Royal) KPN N.V. (BBB–/Baa3)				
1,000,000	8.38	10/01/2030		1,133,130
Metromedia Fiber Network, Inc. (D)△				
3,000,000	10.00	11/15/2008		7,500
1,500,000	10.00	12/15/2009		3,750
Pacific Northwest Bell Telephone (B–/Ba3)				
1,000,000	4.50	04/01/2003		945,000
Pathnet, Inc.△				
1,500,000	12.25	04/15/2008		3,750
PSINet, Inc.△				
3,750,000	10.00	02/15/2005		412,500
1,000,000	11.50	11/01/2008		110,000
1,000,000	11.00	08/01/2009		110,000
Qwest Capital Funding, Inc. (CCC+/Caa1)				
5,250,000	5.88	08/03/2004		3,937,500
3,000,000	7.90	08/15/2010		1,620,000
Qwest Corp. (B–/Ba3)				
2,000,000	7.63	06/09/2003		1,930,000
3,500,000	8.88†	03/15/2012		3,150,000
3,000,000	6.88	09/15/2033		2,070,000
RSL Communications PLC				
1,000,000	12.25△	11/15/2006		20,000
2,000,000	0.00/10.13§	03/01/2008		40,000
625,000	9.13△	03/01/2008		12,500
2,000,000	10.50△	11/15/2008		40,000
Sprint Capital Corp. (BBB–/Baa3)				
500,000	5.88	05/01/2004		465,000
5,250,000	6.13	11/15/2008		4,095,000
Tele1 Europe B.V. (C/Ca)△				
1,000,000	13.00	05/15/2009		110,000
Telus Corp. (BBB/Ba1)				
2,500,000	7.50	06/01/2007		1,975,000
2,000,000	8.00	06/01/2011		1,570,000

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Telecommunications – (continued)			
WAM!Net, Inc.△			
$ 1,250,000	13.25%	03/01/2005	$ 12,500
Williams Communications Group, Inc. (D)△			
1,250,000	10.70	10/01/2007	165,625
750,000	11.70	08/01/2008	97,500
1,000,000	10.88	10/01/2009	132,500
1,000,000	11.88	08/01/2010	130,000
World Access, Inc.△			
1,334,000	13.25	01/15/2008	53,360
WorldCom, Inc.-WorldCom Group (D/Ca)△			
3,000,000	7.88	05/15/2003	521,250
1,000,000	8.25	05/15/2010	173,750
			$ 33,049,452
Telecommunications-Cellular – 5.2%			
AirGate PCS, Inc. (CCC–/Caa2)§			
$ 4,000,000	0.00/13.50%	10/01/2009	$ 320,000
Alamosa Delaware, Inc. (CCC/Caa3)			
2,500,000	12.50	02/01/2011	725,000
Alamosa PCS Holdings, Inc. (CCC/Caa3)§			
3,500,000	0.00/12.88	02/15/2010	525,000
American Cellular Corp. (C/Caa3)			
2,500,000	9.50	10/15/2009	375,000
AT&T Wireless Services, Inc. (BBB/Baa2)			
3,000,000	7.35	03/01/2006	2,655,000
1,000,000	7.50	05/01/2007	870,000
2,750,000	8.13	05/01/2012	2,392,500
Centennial Cellular Corp. (B–/B3)			
4,750,000	10.75	12/15/2008	2,185,000
Dobson Communications Corp. (B–/B3)			
2,000,000	10.88	07/01/2010	1,420,000
Horizon PCS, Inc. (CCC–/C)§			
1,250,000	0.00/14.00	10/01/2010	62,500
iPCS, Inc. (CC/Ca)§			
2,500,000	0.00/14.00	07/15/2010	125,000
IWO Holdings, Inc. (CCC+/Ca)			
3,000,000	14.00	01/15/2011	600,000
Millicom International Cellular S.A. (B–/Caa1)			
5,000,000	13.50	06/01/2006	1,250,000
Nextel Communications, Inc. (B/B3)			
11,250,000	10.65	09/15/2007	10,209,375
3,750,000	9.75	10/31/2007	3,318,750
18,250,000	0.00/9.95§	02/15/2008	15,375,625
6,000,000	9.38	11/15/2009	5,160,000
5,250,000	9.50	02/01/2011	4,462,500
Nextel Partners, Inc. (CCC+/B3)			
650,000	0.00/14.00§	02/01/2009	383,500
5,500,000	11.00	03/15/2010	4,125,000
Orange PLC (BBB–/Baa3)			
1,500,000	8.75	06/01/2006	1,619,210
3,500,000	9.00	06/01/2009	3,465,000
Partner Communications Co. Ltd. (B–/B2)			
4,000,000	13.00	08/15/2010	4,280,000
PTC International Finance B.V. (B+/B1)			
708,000	10.75	07/01/2007	722,160

Principal Amount	Interest Rate	Maturity Date	Value
Corporate Bonds – (continued)			
Telecommunications-Cellular – (continued)			
PTC International Finance II S.A. (B+/B1)			
$ 2,500,000	11.25%	12/01/2009	$ 2,575,000
TeleCorp PCS, Inc. (BBB/Baa2)			
4,000,000	0.00/11.63§	04/15/2009	3,240,000
1,300,000	10.63	07/15/2010	1,235,000
Triton PCS, Inc. (B–/B2)			
9,250,000	0.00/11.00§	05/01/2008	6,660,000
2,000,000	9.38	02/01/2011	1,460,000
US Unwired, Inc. (CCC+/Caa2)§			
2,500,000	0.00/13.38	11/01/2009	200,000
			$ 81,996,120
Textiles – 0.4%			
Day International Group, Inc. (CCC+/B3)			
$ 3,250,000	9.50%	03/15/2008	$ 2,502,500
Galey & Lord, Inc. (Ca)△			
2,000,000	9.13	03/01/2008	330,000
Polymer Group, Inc.△			
1,000,000	9.00	07/01/2007	200,000
3,000,000	8.75	03/01/2008	600,000
Russell Corp. (BB/B1)†			
2,000,000	9.25	05/01/2010	2,060,000
			$ 5,692,500
Transportation – 0.1%			
Stena AB (BB–/Ba3)			
$ 1,800,000	8.75%	06/15/2007	$ 1,746,000
TOTAL CORPORATE BONDS			
(Cost $1,392,753,240)			$1,090,003,860
Emerging Market Debt – 1.8%			
APP China Group Ltd. (D/Ca)†△			
$ 670,000	14.00%	03/15/2010	$ 201,000
Central Bank of Dominican Republic (BB–/Ba2)			
2,000,000	9.50	09/27/2006	2,115,000
Federal Republic of Brazil (B+/B2)			
2,000,000	12.00	04/15/2010	1,240,000
6,160,000	2.63#	04/15/2012	2,956,800
Indah Kiat Finance Mauritius (D/Ca)△			
1,240,000	10.00	07/01/2007	353,400
National Republic of Bulgaria (BB)†			
2,426,000	8.25	01/15/2015	2,589,755
Republic of Peru (BB–/Ba3)#			
4,250,000	4.00	03/07/2017	2,762,500
Russian Federation (BB–/Ba3)			
5,000,000	10.00	06/26/2007	5,700,000
5,330,000	12.75	06/24/2028	6,889,025
4,800,000	5.00#	03/31/2030	3,666,000
TOTAL EMERGING MARKET DEBT			
(Cost $28,061,954)			$ 28,473,480

Statement of Investments (continued)

October 31, 2002

Principal Amount	Interest Rate	Maturity Date	Value
Foreign Debt Obligations € – 17.7%			
Euro Currency – 13.2%			
ABB International Finance N.V. (BBB–/Ba2)			
EUR 1,000,000	3.50%	12/29/2003	$ 622,629
11,625,000	5.38	06/30/2005	5,055,152
1,250,000	9.50	01/15/2008	531,211
Alfa Laval AB (BB+/Ba2)			
4,250,000	12.13	11/15/2010	4,788,311
Britax Group PLC (B–/B2)			
1,000,000	11.25	05/15/2011	444,735
6,250,000	11.25†	05/15/2011	2,779,592
BSN Financing Co. S.A. (B/B2)			
2,500,000	10.25	08/01/2009	1,680,109
Carmeuse Lime B.V. (BB–/Ba3)†			
5,000,000	10.75	07/15/2012	4,496,763
CIT Group, Inc. (A/A2)			
1,500,000	5.50	05/16/2005	1,374,972
Clear Channel Communications, Inc. (BBB–/Baa3)			
4,250,000	6.50	07/07/2005	4,017,847
Crown Cork & Seal Finance S.A. (CCC/Ca)			
6,000,000	6.00	12/06/2004	4,565,944
Dynea International Oy (CCC+/Caa1)			
6,271,000	12.25	08/15/2010	2,633,991
El Paso Corp. (BBB/Baa3)			
4,500,000	5.75	03/14/2006	2,757,356
2,250,000	7.13	05/06/2009	1,311,967
Exodus Communications, Inc.△			
2,500,000	10.75	12/15/2009	123,537
Flowserve Finance B.V. (B/B2)			
953,000	12.25	08/15/2010	965,396
Fort James Corp. (BB+/Ba1)			
16,000,000	4.75	06/29/2004	13,361,809
Fresenius Medical Care Capital Trust (B+/Ba2)			
1,000,000	7.38	06/15/2011	701,693
Gap International B.V. (BB+/Ba3)			
5,000,000	5.00	09/30/2004	4,397,933
Grohe Holding GMBH (B/B2)			
10,000,000	11.50	11/15/2010	10,871,295
Household Finance Corp. (A–/A2)			
1,500,000	5.00	11/16/2006	1,178,547
2,000,000	5.88	03/31/2008	1,519,412
Huntsman ICI Chemicals (B–/Caa1)			
4,000,000	10.13	07/01/2009	2,688,175
Ineos Acrylics PLC (B/B3)			
11,000,000	10.25	05/15/2010	8,914,462
Ineos Group Holdings PLC (B+/B2)			
6,250,000	10.50	08/01/2010	5,991,566
Invensys PLC (BBB/Ba1)			
19,250,000	5.50	04/01/2005	17,407,661
Jazztel PLC (Ca)△			
2,000,000	14.00	04/01/2009	138,362
Johnsondiversey, Inc. (B/B2)			
1,500,000	9.63	05/15/2012	1,408,327
Kamps AG†			
4,500,000	8.50	02/15/2009	4,580,768

Principal Amount	Interest Rate	Maturity Date	Value
Foreign Debt Obligations € – (continued)			
Euro Currency – (continued)			
Kappa Beheer B.V. (B/B2)			
EUR 7,250,000	0.00/12.50%§	07/15/2009	$ 6,090,396
6,750,000	10.63	07/15/2009	6,821,120
1,250,000	12.50	07/15/2009	1,272,435
Kloeckner Pentaplast S.A. (B/B2)			
2,000,000	9.38	02/15/2012	1,956,833
2,000,000	9.38†	02/15/2012	1,956,833
Koninklijke (Royal) KPN N.V. (BB+/Ba1)			
8,000,000	3.50	11/24/2005	7,101,288
MDP Acquisitions PLC (B/B2)			
1,000,000	10.13	10/01/2012	980,887
MDP Acquisitions PLC (B/B3)†‡			
2,500,000	15.50	10/01/2013	2,470,749
NTL Communications Corp. (D/Ca)			
3,800,000	0.00/11.50§	11/15/2009	394,331
9,250,000	9.88△	11/15/2009	639,924
Ono Finance PLC (CCC–/Caa2)			
4,500,000	13.00	05/01/2009	844,996
2,500,000	14.00	07/15/2010	469,442
Prosiebensat 1 Media AG (Ba3)			
8,000,000	5.88	03/28/2006	6,404,181
PTC International Finance II S.A. (B+/B1)			
2,570,000	11.25	12/01/2009	2,609,778
Sanitec International S.A. (B/B2)			
1,000,000	9.00	05/15/2012	884,528
3,000,000	9.00†	05/15/2012	2,653,584
Slovak Wireless Finance Co. (B+/B1)			
1,750,000	11.25	03/30/2007	1,863,562
Sola International, Inc. (BB–/Ba3)			
3,000,000	11.00	03/15/2008	2,875,952
Song Networks N.V. (C/Ca)△			
1,000,000	13.00	05/15/2009	103,772
1,000,000	11.88	12/01/2009	103,771
Tyco International Group S.A. (BBB–/Ba2)			
13,500,000	4.38	11/19/2004	11,674,288
17,750,000	6.13	04/04/2007	14,603,978
12,875,000	5.50	11/19/2008	10,052,242
United Biscuits Finance (B/B2)			
3,500,000	10.63	04/15/2011	3,804,953
Vantico Group S.A. (CCC–/Ca)			
9,250,000	12.00	08/01/2010	2,422,569
WorldCom, Inc. (D/Ca)△			
1,250,000	6.75	05/15/2008	176,041
Xerox Capital Europe PLC (B+/B1)			
3,000,000	5.25	12/03/2004	2,312,621
Xerox Corp. (B+/B1)			
2,500,000	3.50	02/04/2004	2,100,136
			$ 206,954,712
German Mark – 0.9%			
Colt Telecom Group PLC (B+/B3)			
DEM 5,000,000	8.88%	11/30/2007	$ 1,288,539
Exide Holding Europe S.A. (CC)			
1,500,000	9.13	04/15/2004	591,212

Principal Amount	Interest Rate	Maturity Date	Value
Foreign Debt Obligations € – (continued)			
German Mark – (continued)			
Fresenius Medical Care Capital Trust (B+/Ba2)			
DEM 2,000,000	7.38%	02/01/2008	$ 717,540
Impress Metal Pack Holdings (CCC+/B3)			
9,875,000	9.88	05/29/2007	3,842,247
Sirona Dental Systems (B–/B2)			
10,250,000	9.13	07/15/2008	4,765,069
6,750,000	9.13†	07/15/2008	3,137,972
Texon International PLC (Caa3)△			
2,250,000	10.00	02/01/2008	306,976
			$ 14,649,555
Great Britain Pound – 3.6%			
AES Drax Holdings Ltd. (CC/Caa1)			
GBP 4,500,000	9.07%	12/31/2025	$ 2,673,329
Big Food Group PLC (BB–/Ba3)			
1,500,000	9.75	06/30/2012	1,664,968
1,250,000	9.75†	06/30/2012	1,387,473
British Airways PLC (BB+/Ba2)#			
1,500,000	8.75	08/23/2016	1,641,517
Carlton Communications PLC (BBB–/Baa3)			
1,750,000	5.63	03/02/2009	2,313,856
Diamond Holdings PLC (C/Caa2)△			
1,500,000	10.00	02/01/2008	1,641,518
Focus Retail Group PLC (B/B3)†			
2,500,000	11.00	11/01/2010	4,006,084
Gala Group Holdings PLC (B/B2)			
6,250,000	12.00	06/01/2010	10,992,305
Luxfer Holdings PLC (B–/Caa1)			
3,000,000	10.13	05/01/2009	3,189,234
Orange PLC (BBB–/Baa3)			
2,750,000	8.88	06/01/2009	4,320,709
Polestar Corp. PLC			
68,885	10.50	05/30/2008	15,077
233,987	12.50‡	06/30/2011	36,580
Telewest Communications PLC (C/Ca)§			
15,000,000	0.00/9.88	04/15/2009	3,048,533
United Biscuits Finance (B/B2)			
6,500,000	10.75	04/15/2011	11,177,953
Yell Finance B.V. (B/B2)			
5,750,000	10.75	08/01/2011	8,899,370
			$ 57,008,506
TOTAL FOREIGN DEBT OBLIGATIONS			
(Cost $329,799,567)			$ 278,612,773

Shares			Value
Common Stocks* – 0.0%			
84,126	Aurora Foods, Inc.		$ 46,269
24,334	Axiohm Transaction Solutions, Inc.		243
4,064	Brunner Mond		54,195
113,664	Colt Telecom Group PLC		57,752

Shares		Value
Common Stocks – (continued)		
19,427	Completel Europe N.V.	$ 103,486
4,344	Genesis Health Ventures, Inc.	61,511
51,605	Globix Corp.	51,605
33,206	Intira Corp.	0
534	McLeodUSA, Inc.	235
33,342	Pathmark Stores, Inc.	151,706
202	Polestar Co.∅	0
2,881	RSL Communications Ltd.	0
18,792	Song Networks Holding AB ADR	376
12,811	Viatel Holding Ltd.	6,406
7,069	World Access, Inc.	6
3,044	WRC Media, Inc.†	30,440
TOTAL COMMON STOCKS		
(Cost $13,720,385)		$ 564,230

Shares	Dividend Rate	Maturity Date	Value
Preferred Stocks – 1.3%			
Avecia Group PLC (CCC+/Caa1)‡			
63,473	16.00%	07/01/2010	$ 952,095
Completel Europe N.V			
207	14.00	02/15/2009	21
Crown Castle International Corp. (CCC+/Caa2)‡			
7,096	12.75	12/15/2010	3,193,200
CSC Holdings, Inc. (B/B3)			
63,359	11.75	10/01/2007	3,801,540
82,194	11.13	04/01/2008	4,931,640
Eagle-Picher Holdings, Inc. (CCC+/Ca)§			
200	0.00/11.75	03/01/2008	400,000
Global Crossing Holdings Ltd.△			
13,156	10.50	12/01/2008	6,578
Intermedia Communications, Inc. (D/C)△			
1	13.50	03/31/2009	30
Lucent Technologies Capital Trust I (CCC–/Caa3)†			
1,000	7.75	03/15/2017	375,000
McLeodUSA, Inc.			
51,664	2.50	04/18/2012	111,594
Nextel Communications, Inc. (CCC+/Caa2)‡			
888	13.00	07/15/2009	732,600
6,106	11.13	02/15/2010	4,640,560
River Holding Corp.‡			
6,214	11.50	04/15/2010	31,070
Rural Cellular Corp. (Caa2)‡			
2,783	12.25	05/15/2011	250,470
Sinclair Broadcast Group, Inc. (B–/B2)			
7,000	11.63	03/15/2009	728,000
Ziff Davis Holdings, Inc.			
120	10.00	03/31/2010	1
TOTAL PREFERRED STOCKS			
(Cost $44,341,829)			$ 20,154,399

Statement of Investments (continued)

October 31, 2002

Units	Expiration Date	Value
Warrants* – 0.0%		
Advanstar Holdings Corp.		
2,875	10/15/2011	$ 0
ASAT Finance LLC		
2,000	11/01/2006	2,000
Asia Pulp & Paper Ltd.		
670	03/15/2005	0
Avecia Group PLC		
80,000	07/01/2010	90,000
Birch Telecom, Inc.		
1,000	06/15/2008	10
Completel Europe N.V.		
62,500	03/15/2003	618
Enitel ASA		
2,500	04/03/2005	1,250
Horizon PCS, Inc.		
2,500	10/01/2010	25
Intira Corp.		
194,638	09/29/2010	0
IWO Holdings, Inc.		
3,000	01/15/2011	3,000
Jostens, Inc.		
3,500	05/01/2010	63,000
Knology, Inc.		
1,750	10/22/2007	17
Mattress Discounters Holding Corp.		
750	07/15/2007	8
McLeodUSA, Inc.		
114,486	04/16/2007	5,724
Merrill Corp.		
1,500	05/01/2009	0
Ono Finance PLC		
6,250	05/31/2009	507
Pathnet, Inc.		
1,500	04/15/2008	15
Pliant Corp.		
7,000	06/01/2010	140,000
Republic Technologies International LLC		
2,000	07/15/2009	20
WAM!Net, Inc.		
3,750	03/01/2005	37
Ziff Davis Holdings, Inc.		
22,000	08/12/2012	220
TOTAL WARRANTS		
(Cost $569,335)		$ 306,451

Principal Amount	Interest Rate	Maturity Date	Value
Repurchase Agreement – 9.0%			
Joint Repurchase Agreement Account^			
$ 140,700,000	1.94%	11/01/2002	$ 140,700,000
Maturity Value: $140,707,567			
TOTAL REPURCHASE AGREEMENT			
(Cost $140,700,000)			$ 140,700,000
TOTAL INVESTMENTS			
(Cost $1,949,946,310)			$1,558,815,193

† Security is exempt from registration under Rule 144A of the Securities Act of 1933. Such security may be resold, normally to qualified institutional buyers in transactions exempt from registration. The market value of 144A securities amounted to $112,704,437, which represents 7.2% of net assets as of October 31, 2002.

@ Security is issued with a zero coupon. The interest rate disclosed for this security represents effective yield to maturity.

§ These securities are issued with a zero coupon or dividend rate which increases to the stated rate at a set date in the future.

€ The principal amount of each security is stated in the currency in which the bond is denominated. See below.

   DEM = German Mark

   EUR = Euro Currency

   GBP = Great Britain Pound

\# Variable rate security. Coupon rate disclosed is that which is in effect at October 31, 2002.

‡ Pay-in-kind securities.

* Non-income producing security.

∧ Joint repurchase agreement was entered into on October 31, 2002.

△ Security currently in default.

∅ Fair valued security.

Security ratings are obtained from Standard & Poor's/ Moody's Investors Service and are unaudited.

The percent shown for each investment category reflects the value of investments in that category as a percentage of total net assets.

Investment Abbreviations:
ADR—American Depositary Receipt

Statement of Assets and Liabilities

October 31, 2002

Assets:	
Investment in securities, at value (identified cost $1,949,946,310)	$1,558,815,193
Cash, at value	3,233,231
Receivables:	
Interest and dividends, at value (net of allowances)	42,708,758
Fund shares sold	17,770,869
Investment securities sold, at value	4,529,766
Reimbursement from investment adviser	42,644
Other assets, at value	610
Total assets	1,627,101,071

Liabilities:	
Payables:	
Investment securities purchased, at value	33,805,346
Forward foreign currency exchange contracts, at value	9,449,027
Fund shares repurchased	6,829,919
Income distribution	4,782,258
Amounts owed to affiliates	1,245,099
Accrued expenses and other liabilities, at value	172,257
Total liabilities	56,283,906

Net Assets:	
Paid-in capital	2,055,884,070
Accumulated distributions in excess of net investment income	(3,350,504)
Accumulated net realized loss on investment and foreign currency related transactions	(81,443,193)
Net unrealized loss on investments and translation of assets and liabilities denominated in foreign currencies	(400,273,208)
NET ASSETS	$1,570,817,165

Net asset value, offering and redemption price per share:[a]	
Class A	$6.38
Class B	$6.39
Class C	$6.38
Institutional	$6.39
Service	$6.39

Shares outstanding:	
Class A	120,695,886
Class B	8,465,651
Class C	3,151,849
Institutional	113,642,259
Service	77,303
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	246,032,948

(a) Maximum public offering price per share (NAV per share multiplied by 1.0471) for Class A shares is $6.68. At redemption, Class B and Class C shares may be subject to a contingent deferred sales charge, assessed on the amount equal to the lesser of the current net asset value or the original purchase price of the shares.

Statement of Operations

For the Year Ended October 31, 2002

Investment income:	
Interest (net of allowances)	$ 144,205,972
Dividends	2,972,310
Total income	147,178,282
Expenses:	
Management fees	9,620,247
Distribution and Service fees[a]	2,429,911
Transfer Agent fees[b]	1,685,338
Custodian fees	440,422
Registration fees	134,173
Printing fees	52,077
Professional fees	49,808
Trustee fees	9,946
Organization expenses	4,815
Service share fees	2,427
Other	52,517
Total expenses	14,481,681
Less — expense reductions	(413,921)
Net expenses	14,067,760
NET INVESTMENT INCOME	133,110,522
Realized and unrealized loss on investment and foreign currency transactions:	
Net realized loss from:	
Investment transactions	(23,799,283)
Foreign currency related transactions	(20,108,390)
Net change in unrealized gain (loss) on:	
Investments	(143,696,046)
Translation of assets and liabilities denominated in foreign currencies	(10,728,912)
Net realized and unrealized loss on investment and foreign currency transactions	(198,332,631)
NET DECREASE IN NET ASSETS RESULTING FROM OPERATIONS	$ (65,222,109)

(a) Class A, Class B, Class C had Distribution and Service fees of $1,713,607, $532,489 and $183,815, respectively.
(b) Class A, Class B, Class C, Institutional Class and Service Class had Transfer Agent fees of $1,302,341, $101,173, $34,925, $246,705 and $194, respectively.

Statement of Changes in Net Assets

For the Year Ended October 31, 2002

From operations:	
Net investment income	$ 133,110,522
Net realized loss on investment and foreign currency transactions	(43,907,673)
Net change in unrealized gain (loss) on investments and foreign currency	(154,424,958)
Net decrease in net assets resulting from operations	(65,222,109)

Distributions to shareholders:	
From net investment income	
Class A Shares	(65,560,234)
Class B Shares	(4,702,428)
Class C Shares	(1,623,628)
Institutional Shares	(61,430,955)
Service Shares	(46,104)
Total distributions to shareholders	(133,363,349)

From share transactions:	
Proceeds from sales of shares	1,331,218,660
Reinvestment of dividends	85,814,733
Cost of shares repurchased	(660,014,732)
Net increase in net assets resulting from share transactions	757,018,661
NET INCREASE	558,433,203

Net assets:	
Beginning of year	1,012,383,962
End of year	$1,570,817,165
Accumulated distributions in excess of net investment income	$ (3,350,504)

Statement of Changes in Net Assets

For the Year Ended October 31, 2001

From operations:	
Net investment income	$ 114,580,351
Net realized loss on investment and foreign currency transactions	(18,608,759)
Net change in unrealized gain (loss) on investments and foreign currency	(110,370,863)
Net decrease in net assets resulting from operations	(14,399,271)

Distributions to shareholders:	
From net investment income	
Class A Shares	(51,829,864)
Class B Shares	(4,203,092)
Class C Shares	(1,200,321)
Institutional Shares	(57,811,804)
Service Shares	(43,631)
Total distributions to shareholders	(115,088,712)

From share transactions:	
Proceeds from sales of shares	884,891,698
Reinvestment of dividends	86,767,199
Cost of shares repurchased	(705,708,984)
Net increase in net assets resulting from share transactions	265,949,913
NET INCREASE	136,461,930

Net assets:	
Beginning of year	875,922,032
End of year	$1,012,383,962
Accumulated distributions in excess of net investment income	$ (1,624,935)

Notes to Financial Statements

October 31, 2002

1. ORGANIZATION

Goldman Sachs Trust (the ''Trust'') is a Delaware business trust registered under the Investment Company Act of 1940 (as amended) as an open-end, management investment company. The Trust includes the Goldman Sachs High Yield Fund (the ''Fund''). The Fund is a diversified portfolio offering five classes of shares — Class A, Class B, Class C, Institutional and Service.

The Fund invests primarily in non-investment grade fixed-income securities which are considered predominantly speculative by traditional investment standards. Non-investment grade fixed-income securities and unrated securities of comparable credit quality (commonly known as ''junk bonds'') are subject to the increased risk of an issuer's inability to meet principal and interest obligations. These securities, also referred to as high yield securities, may be subject to greater price volatility due to such factors as specific corporate developments, interest rate sensitivity, generally negative perceptions of the junk bond markets and less secondary market liquidity.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees. In addition, the impact of events that occur after the publication of market quotations used by a Fund to price its securities but before the close of regular trading on the New York Stock Exchange will not be reflected in a Fund's next determined NAV unless the Trust, in its discretion, determines to make an adjustment in light of the nature and significance of the event, consistent with applicable regulatory guidance.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified cost basis. Interest income is recorded on the basis of interest accrued, net of foreign withholding taxes and reclaims, where applicable. Market discounts, original issue discount and market premiums on debt securities are amortized to interest income over the life of the security with a corresponding adjustment in the cost basis of that security. Net investment income (other than class specific expenses), unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

Notes to Financial Statements (continued)

October 31, 2002

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual fund of the Trust are allocated to the funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A, Class B and Class C Shares bear all expenses and fees relating to their respective Distribution and Service Plans. Service Shares bear all expenses and fees relating to their Service and Shareholder Administration Plans. Each class of shares separately bears its respective class-specific transfer agency fees.

E. Deferred Organization Expenses — Organization-related costs are amortized on a straight-line basis over a period of five years. At October 31, 2002, deferred organization costs have been fully amortized.

F. Foreign Currency Translations — The books and records of the Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies and the sale of foreign denominated debt obligations; (ii) gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iii) gains and losses from the difference between amounts of dividends, interest and foreign withholding taxes recorded and the amounts actually received.

G. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, mortgage dollar rolls, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

H. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians.

3. AGREEMENTS

Pursuant to the Investment Management Agreement (the ''Agreement''), Goldman Sachs Asset Management (''GSAM''), a business unit of the Investment Management Division of Goldman, Sachs & Co. (''Goldman Sachs''), serves as the investment adviser to the Fund. Under the Agreement, GSAM, subject to the general supervision of the Trust's Board of Trustees, manages the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee, computed daily and payable monthly, at an annual rate equal to 0.70% of the average daily net assets of the Fund.

GSAM has voluntarily agreed to limit certain ''Other Expenses'' of the Fund (excluding Management fees, Distribution and Service fees, Transfer Agent fees and expenses, taxes, interest, brokerage, litigation, Service Share fees, indemnification costs, shareholder meeting and other extraordinary expenses), to the extent that such expenses exceed, on an annual basis, 0.02% of the average daily net assets of the Fund. For the year ended October 31, 2002, the adviser reimbursed approximately $395,000. In addition, the Fund has entered into certain expense offset arrangements with the custodian resulting in a reduction of the Fund's expenses. For the year ended October 31, 2002, custody fee offsets amounted to approximately $19,000.

3. AGREEMENTS (continued)

The Trust, on behalf of the Fund, has adopted Distribution and Service Plans. Under the Distribution and Service Plans, Goldman Sachs and/or authorized dealers are entitled to a monthly fee from the Fund for distribution and shareholder maintenance services equal, on an annual basis, to 0.25%, 1.00%, and 1.00% of the Fund's average daily net assets attributable to Class A, Class B and Class C Shares, respectively.

Goldman Sachs serves as the distributor of shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load and Class B and Class C contingent deferred sales charges. During the year ended October 31, 2002, Goldman Sachs has advised the Fund that it retained approximately $2,036,000, $50 and $20, respectively, for Class A, Class B and Class C Shares.

Goldman Sachs also serves as the transfer agent of the Fund for a fee. The fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A, Class B, and Class C Shares and 0.04% of the average daily net assets for Institutional and Services Shares.

The Trust, on behalf of the Fund, has adopted a Service Plan and Shareholder Administration Plan. These Plans allow for Service Shares to compensate service organizations for providing varying levels of account administration and shareholder administration services to their customers who are beneficial owners of such shares. The Service Plan and Shareholder Administration Plan provides for compensation to the service organizations in an amount up to 0.25% and 0.25%, respectively, on an annualized basis, of the average daily net assets of the Service Shares.

As of October 31, 2002, the amounts owed to affiliates were approximately $878,000, $216,000, and $151,000 for Management, Distribution and Service, and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

Cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the year ended October 31, 2002, were $1,056,717,844 and $455,880,213, respectively.

Forward Foreign Currency Exchange Contracts — The Fund may enter into forward foreign currency exchange contracts for the purchase or sale of a specific foreign currency at a fixed price on a future date as a hedge or cross-hedge against either specific transactions or portfolio positions. The Fund may also purchase and sell such contracts to seek to increase total return. All commitments are ''marked-to-market'' daily at the applicable translation rates and any resulting unrealized gains or losses are recorded in the Fund's financial statements. The Fund records realized gains or losses at the time the forward contract is offset by entry into a closing transaction or extinguished by delivery of the currency. Risks may arise upon entering into these contracts from the potential inability of counterparties to meet the terms of their contracts and from unanticipated movements in the value of a foreign currency relative to the U.S. dollar.

At October 31, 2002, the Fund had the following outstanding forward foreign currency exchange contracts:

Open Foreign Currency Sale Contracts	Value on Settlement Date	Current Value	Unrealized Loss
Great Britain Pound			
expiring 11/22/2002	$ 55,061,408	$ 55,680,976	$ 619,568
expiring 12/16/2002	12,950,019	14,484,089	1,534,070
expiring 4/15/2003	6,995,000	7,735,955	740,955
Euro			
expiring 11/25/2002	179,228,432	181,290,704	2,062,272
expiring 12/16/2002	10,038,600	11,538,707	1,500,107
expiring 4/15/2003	27,327,417	30,319,472	2,992,055
TOTAL OPEN FOREIGN CURRENCY SALE CONTRACTS	$291,600,876	$301,049,903	$9,449,027

The contractual amounts of forward foreign currency exchange contracts do not necessarily represent the amounts potentially subject to risk. The measurement of the risks associated with these instruments is meaningful only when all related

Notes to Financial Statements (continued)

October 31, 2002

4. PORTFOLIO SECURITIES TRANSACTIONS (continued)

and offsetting transactions are considered. At October 31, 2002, the Fund had sufficient cash and/or securities to cover any commitments under these contracts.

5. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with Goldman Sachs Funds Management, L.P., Goldman Sachs Asset Management International and GSAM or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At October 31, 2002, the Fund had undivided interests in repurchase agreements in the following joint account which equaled $140,700,000 in principal amount. At October 31, 2002, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Bank of America Securities LLC	$1,000,000,000	1.93%	11/01/2002	$1,000,053,611
Deutsche Bank Securities, Inc.	2,020,000,000	1.94	11/01/2002	2,020,108,856
Greenwich Capital	1,000,000,000	1.94	11/01/2002	1,000,053,889
J.P. Morgan Chase & Co., Inc.	1,300,000,000	1.93	11/01/2002	1,300,069,694
UBS Warburg LLC	1,512,500,000	1.94	11/01/2002	1,512,581,507
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT	$6,832,500,000			$6,832,867,557

6. LINE OF CREDIT FACILITY

The Fund participates in a $350,000,000 committed, unsecured revolving line of credit facility. Under the most restrictive arrangement, the Fund must own securities having a market value in excess of 400% of the total bank borrowings. This facility is to be used solely for temporary or emergency purposes. The interest rate on borrowings is based on the Federal Funds rate. This facility also requires a fee to be paid by the Fund based on the amount of the commitment which has not been utilized. During the year ended October 31, 2002, the Fund did not have any borrowings under this facility.

7. ADDITIONAL TAX INFORMATION

The tax character of distributions paid during the fiscal year ended October 31, 2002 was as follows:

Distributions paid from:	
Ordinary Income	$ 133,363,349
Total taxable distributions	$ 133,363,349

As of October 31, 2002, the components of accumulated earnings (losses) on a tax basis were as follows:

Undistributed ordinary income — net	$ 1,594,812
Capital loss carryforward	(90,187,311)
Timing differences (income distribution payable and taxable interest on defaulted securities)	(4,945,316)
Unrealized losses — net	(391,529,090)
Total accumulated earnings (losses) — net	$ (485,066,905)
Capital loss carryforward years of expiration	2007-2010

At October 31, 2002, the Fund's aggregate security unrealized gains and losses based on a cost for U.S. federal income tax purposes were as follows:

Tax Cost	$1,950,651,219
Gross unrealized gain	36,751,496
Gross unrealized loss	(428,587,522)
Net unrealized security gain (loss)	$ (391,836,026)

The difference between book-basis and tax-basis unrealized gains (losses) is primarily attributable to wash sales.

8. CERTAIN RECLASSIFICATIONS

In order to present the capital accounts on a tax basis, the Fund reclassified $1,472,742 to accumulated distributions in excess of net investment income, $4,582 to paid in capital and $1,477,324 from accumulated net realized loss on investments and foreign currency related transactions. These reclassifications have no impact on the net asset value of the Fund. Reclassifications result primarily from the difference in the tax treatment of foreign currency gains (losses) and organization costs.

Notes to Financial Statements (continued)

October 31, 2002

9. SUMMARY OF SHARE TRANSACTIONS

Share activity for the year ended October 31, 2002, is as follows:

	Shares	Dollars
Class A Shares		
Shares sold	111,215,652	$ 788,296,854
Reinvestment of dividends and distributions	5,592,766	39,435,362
Shares repurchased	(64,334,700)	(455,149,710)
	52,473,718	372,582,506
Class B Shares		
Shares sold	3,603,897	25,835,891
Reinvestment of dividends and distributions	279,507	1,967,359
Shares repurchased	(1,702,036)	(11,966,163)
	2,181,368	15,837,087
Class C Shares		
Shares sold	2,225,834	15,960,801
Reinvestment of dividends and distributions	114,624	800,369
Shares repurchased	(915,358)	(6,327,422)
	1,425,100	10,433,748
Institutional Shares		
Shares sold	70,020,306	500,870,907
Reinvestment of dividends and distributions	6,199,692	43,602,284
Shares repurchased	(26,074,371)	(186,486,166)
	50,145,627	357,987,025
Service Shares		
Shares sold	35,131	254,207
Reinvestment of dividends and distributions	1,346	9,359
Shares repurchased	(12,175)	(85,271)
	24,302	178,295
NET INCREASE	106,250,115	$ 757,018,661

9. SUMMARY OF SHARE TRANSACTIONS

Share activity for the year ended October 31, 2001, is as follows:

	Shares	Dollars
Class A Shares		
Shares sold	46,315,430	$ 367,717,599
Reinvestment of dividends and distributions	5,001,100	38,977,979
Shares repurchased	(33,149,574)	(257,209,157)
	18,166,956	149,486,421
Class B Shares		
Shares sold	2,857,630	22,615,196
Reinvestment of dividends and distributions	231,627	1,804,822
Shares repurchased	(1,338,578)	(10,419,854)
	1,750,679	14,000,164
Class C Shares		
Shares sold	1,198,327	9,541,078
Reinvestment of dividends and distributions	78,443	609,182
Shares repurchased	(643,157)	(5,001,886)
	633,613	5,148,374
Institutional Shares		
Shares sold	60,309,838	484,871,755
Reinvestment of dividends and distributions	5,789,836	45,374,971
Shares repurchased	(53,948,918)	(432,972,641)
	12,150,756	97,274,085
Service Shares		
Shares sold	18,990	146,070
Reinvestment of dividends and distributions	34	245
Shares repurchased	(14,448)	(105,446)
	4,576	40,869
NET INCREASE	32,706,580	$ 265,949,913

Financial Highlights

Selected Data for a Share Outstanding Throughout Each Year

	Net asset value, beginning of year	Income (loss) from investment operations			Distributions to shareholders		
		Net investment income	Net realized and unrealized loss	Total from investment operations	From net investment income	In excess of net investment income	Total distributions
FOR THE YEARS ENDED OCTOBER 31,							
2002 - Class A Shares	$7.24	$ 0.68[(b)]	$(0.86)	$(0.18)	$(0.68)	$ —	$(0.68)
2002 - Class B Shares	7.24	0.63[(b)]	(0.85)	(0.22)	(0.63)	—	(0.63)
2002 - Class C Shares	7.24	0.62[(b)]	(0.85)	(0.23)	(0.63)	—	(0.63)
2002 - Institutional Shares	7.25	0.70[(b)]	(0.85)	(0.15)	(0.71)	—	(0.71)
2002 - Service Shares	7.24	0.67[(b)]	(0.84)	(0.17)	(0.68)	—	(0.68)
2001 - Class A Shares	8.18	0.83[(b)]	(0.93)	(0.10)	(0.84)	—	(0.84)
2001 - Class B Shares	8.18	0.77[(b)]	(0.93)	(0.16)	(0.78)	—	(0.78)
2001 - Class C Shares	8.17	0.77[(b)]	(0.92)	(0.15)	(0.78)	—	(0.78)
2001 - Institutional Shares	8.19	0.86[(b)]	(0.93)	(0.07)	(0.87)	—	(0.87)
2001 - Service Shares	8.19	0.82[(b)]	(0.94)	(0.12)	(0.83)	—	(0.83)
2000 - Class A Shares	9.07	0.84[(b)]	(0.78)	0.06	(0.93)	(0.02)	(0.95)
2000 - Class B Shares	9.08	0.78[(b)]	(0.80)	(0.02)	(0.86)	(0.02)	(0.88)
2000 - Class C Shares	9.07	0.78[(b)]	(0.80)	(0.02)	(0.86)	(0.02)	(0.88)
2000 - Institutional Shares	9.08	0.88[(b)]	(0.79)	0.09	(0.96)	(0.02)	(0.98)
2000 - Service Shares	9.08	0.83[(b)]	(0.78)	0.05	(0.92)	(0.02)	(0.94)
1999 - Class A Shares	9.16	0.85	(0.10)	0.75	(0.84)	—	(0.84)
1999 - Class B Shares	9.16	0.77	(0.09)	0.68	(0.76)	—	(0.76)
1999 - Class C Shares	9.16	0.78	(0.11)	0.67	(0.76)	—	(0.76)
1999 - Institutional Shares	9.17	0.90[(b)]	(0.12)	0.78	(0.87)	—	(0.87)
1999 - Service Shares	9.17	0.86[(b)]	(0.12)	0.74	(0.83)	—	(0.83)
1998 - Class A Shares	9.97	0.82	(0.85)	(0.03)	(0.78)	—	(0.78)
1998 - Class B Shares	9.97	0.75	(0.86)	(0.11)	(0.70)	—	(0.70)
1998 - Class C Shares	9.97	0.75	(0.86)	(0.11)	(0.70)	—	(0.70)
1998 - Institutional Shares	9.97	0.84	(0.83)	0.01	(0.81)	—	(0.81)
1998 - Service Shares	9.97	0.80	(0.84)	(0.04)	(0.76)	—	(0.76)

(a) Assumes investment at the net asset value at the beginning of the year, reinvestment of all distributions, a complete redemption of the investment at the net asset value at the end of the year and no sales charge. Total return would be reduced if a sales or redemption charge was taken into account. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Calculated based on the average shares outstanding methodology.

					Ratios assuming no expense reductions		
Net asset value, end of year	Total return (a)	Net assets at end of year (in 000s)	Ratio of net expenses to average net assets	Ratio of net investment income to average net assets	Ratio of expenses to average net assets	Ratio of net investment income to average net assets	Portfolio turnover rate
$6.38	(2.98)%	$770,011	1.16%	9.54%	1.19%	9.51%	36%
6.39	(3.56)	54,065	1.91	8.83	1.94	8.80	36
6.38	(3.57)	20,107	1.91	8.81	1.94	8.78	36
6.39	(2.59)	726,140	0.76	9.95	0.79	9.92	36
6.39	(2.93)	494	1.26	9.50	1.29	9.47	36
7.24	(1.54)	493,739	1.16	10.55	1.22	10.49	57
7.24	(2.28)	45,514	1.91	9.83	1.97	9.77	57
7.24	(2.28)	12,494	1.91	9.82	1.97	9.76	57
7.25	(1.14)	460,253	0.76	10.96	0.82	10.90	57
7.24	(1.65)	384	1.26	10.49	1.32	10.43	57
8.18	0.38	409,224	1.16	9.54	1.21	9.49	55
8.18	(0.48)	37,085	1.91	8.79	1.96	8.74	55
8.17	(0.48)	8,933	1.91	8.78	1.96	8.73	55
8.19	0.77	420,284	0.76	9.99	0.81	9.94	55
8.19	0.15	396	1.26	9.39	1.31	9.34	55
9.07	8.06	524,674	1.16	9.06	1.22	9.00	59
9.08	7.38	39,907	1.91	8.30	1.97	8.24	59
9.07	7.26	10,078	1.91	8.26	1.97	8.20	59
9.08	8.49	257,498	0.76	9.50	0.82	9.44	59
9.08	7.95	280	1.26	8.92	1.32	8.86	59
9.16	(0.70)	401,626	1.09	8.25	1.36	7.98	113
9.16	(1.43)	29,256	1.84	7.61	1.88	7.57	113
9.16	(1.43)	8,532	1.84	7.61	1.88	7.57	113
9.17	(0.32)	97,547	0.84	9.47	0.88	9.43	113
9.17	(0.79)	447	1.34	9.17	1.38	9.13	113

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Trust

We have audited the accompanying statement of assets and liabilities of Goldman Sachs High Yield Fund (one of the funds comprising the Goldman Sachs Trust) (the ''Fund''), including the statement of investments, as of October 31, 2002, the related statement of operations for the year then ended, the statement of changes in net assets for each of the two years in the period then ended and the financial highlights for each of the three years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits. The financial highlights for the periods ended October 31, 1998 and 1999 were audited by other auditors whose report, dated December 10, 1999, expressed an unqualified opinion on those financial highlights.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2002 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights, audited by us, referred to above present fairly, in all material respects, the financial position of Goldman Sachs High Yield Fund at October 31, 2002, the results of its operations, the changes in its net assets and the financial highlights for the periods indicated above, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
December 10, 2002

Trustees and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with Goldman Sachs Trust (the "Trust")[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 60	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994-March 1996 and November 1998 to present); Executive Vice President—Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996-November 1998); Director of Arkwright Mutual Insurance Company (1984-1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (since 1989); Member of Cornell University Council (since 1992); Trustee of the Walnut Street Theater (since 1992); Trustee, Citizens Scholarship Foundation of America (since 1998); Director, Private Equity Investors-III and IV (since November 1998 and Equity-Limited Investors II (since April 2002); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (since 2000). Chairman of the Board and Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Patrick T. Harker Age: 44	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (since February 2000); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (since July 1999); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997-August 2000). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Mary P. McPherson Age: 67	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (since October 1997); President of Bryn Mawr College (1978-1997); Director, Smith College (since 1998); Director, Josiah Macy, Jr. Foundation (health educational programs) (since 1977); Director, Philadelphia Contributionship (insurance) (since 1985); Director Emeritus, Amherst College (1986-1998); Director, Dayton Hudson Corporation (general retailing merchandising) (1988-1997); Director, The Spencer Foundation (educational research) (since 1993); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (since 1997). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Wilma J. Smelcer Age: 53	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); Chief Administrative Officer, Bank of America, Illinois (1996-1997); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (since April 2001). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	None
Richard P. Strubel Age: 63	Trustee	Since 1987	President, COO and Director, Unext, Inc. (provider of educational services via the internet) (since 1999); Director, Cantilever Technologies, Inc. (a private software company) (since 1999); Trustee, The University of Chicago (since 1987); Managing Director, Tandem Partners, Inc. (management services firm) (1990–1999). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).	61	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); the Northern Mutual Fund Complex (57 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Gary D. Black Age: 41	**Trustee**	**Since 2002**	**Managing Director, Goldman, Sachs & Co. (''Goldman Sachs'') (since June 2001); Executive Vice President, AllianceBernstein (October 2000-June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (January 1999-October 2000) and Senior Research Analyst Sanford Bernstein (February 1992-December 1998).** **Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).**	61	**None**
*James McNamara Age: 39	**Trustee** **&** **Vice President**	**Since 2002** **Since 2001**	**Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998).** **Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).** **Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).**	61	**None**
*Alan A. Shuch Age: 52	**Trustee**	**Since 1990**	**Advisory Director—Goldman Sachs Asset Management (''GSAM'') (since May 1999); Consultant to GSAM (December 1994-May 1999); and Limited Partner, Goldman Sachs (December 1994-May 1999).** **Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).**	61	**None**
*Kaysie P. Uniacke Age: 41	**President** **&** **Trustee**	**Since 2002** **Since 2001**	**President—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2002).** **Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001).** **Managing Director, GSAM (since 1997); and Vice President and Senior Fund Manager, GSAM (1988 to 1997). Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies), (1997-2002).**	61	**None**

* These persons are considered to be ''Interested Trustees'' because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs Asset Management, 32 Old Slip, New York, New York, 10005, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of October 30, 2002, the Trust consisted of 55 portfolios and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., ''public companies'') or other investment companies registered under the Investment Company Act of 1940. Additional information about the Trustees is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 41	**President & Trustee**	**Since 2002** **Since 2001**	Managing Director, GSAM (since 1997); and Vice President and Senior Fund Manager, GSAM (1988 to 1997). President—Goldman Sachs Mutual Fund Complex (since 2002) (registered investment companies). Assistant Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies), (1997-2002).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 42	**Vice President**	**Since 1997**	Managing Director, Goldman Sachs (since October 1999); Vice President of GSAM (April 1997-December 1999); and Vice President and General Manager, First Data Corporation—Investor Services Group (1994 to 1997) Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies).
James McNamara 4900 Sears Tower Chicago, IL 60606 Age: 40	**Trustee &** **Vice President**	**Since 2002** **Since 2001**	Managing Director, Goldman Sachs (since December 1998); Director of Institutional Fund Sales, GSAM (April 1998-December 2000); Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993-April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee—Goldman Sachs Mutual Fund Complex (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 37	**Treasurer**	**Since 1997**	Vice President, Goldman Sachs (since July 1995); and Director/Fund Accounting & Custody, Investors Bank & Trust Company (November 1993-July 1995). Treasurer—Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff 32 Old Slip New York, NY 10005 Age: 37	**Secretary**	**Since 2001**	Managing Director, Goldman Sachs (since November 2002); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (since December 1997). Secretary—Goldman Sachs Mutual Fund Complex (registered investment companies) (since 2001) and Assistant Secretary prior thereto.

[1] *Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.*

* *Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Funds' Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.*

Goldman Sachs High Yield Fund — Tax Information (unaudited)

During the year ended October 31, 2002, 1.17% of the dividends paid from net investment income by the Goldman Sachs High Yield Fund qualify for the dividends received deduction available to corporations.

Goldman Sachs Funds

Goldman Sachs is a premier financial services firm, known since 1869 for creating thoughtful and customized investment solutions in complex global markets.

Today, **the Investment Management Division** of Goldman Sachs serves a diverse set of clients worldwide, including private institutions, public entities and individuals. With portfolio management teams located around the world — and $299.4 billion in assets under management as of September 30, 2002 — our investment professionals bring firsthand knowledge of local markets to every investment decision, making us one of the few truly global asset managers.

THE GOLDMAN SACHS ADVANTAGE

Our goal is to deliver:

Strong, Consistent Investment Results
- Global Resources and Global Research
- Team Approach
- Disciplined Processes

Innovative, Value-Added Investment Products
- Thoughtful Solutions
- Risk Management

Outstanding Client Service
- Dedicated Service Teams
- Excellence and Integrity

GOLDMAN SACHS FUNDS

In building a globally diversified portfolio, you can select from more than 50 Goldman Sachs Funds and gain access to investment opportunities across borders, investment styles, asset classes and security capitalizations.



International Equity Funds
- Asia Growth Fund
- Emerging Markets Equity Fund
- International Growth Opportunities Fund
- Japanese Equity Fund
- European Equity Fund
- International Equity Fund
- CORE℠ International Equity Fund

Domestic Equity Funds
- Small Cap Value Fund
- CORE℠ Small Cap Equity Fund
- Mid Cap Value Fund
- Concentrated Growth Fund†
- Growth Opportunities Fund
- Research Select Fund℠
- Strategic Growth Fund
- Capital Growth Fund
- Large Cap Value Fund
- Growth and Income Fund
- CORE℠ Large Cap Growth Fund
- CORE℠ Large Cap Value Fund
- CORE℠ U.S. Equity Fund
- CORE℠ Tax-Managed Equity Fund

Specialty Funds
- Internet Tollkeeper Fund℠
- Real Estate Securities Fund

Asset Allocation Funds
- Balanced Fund
- Asset Allocation Portfolios

Fixed Income Funds
- High Yield Fund
- High Yield Municipal Fund
- Global Income Fund
- Core Fixed Income Fund
- Municipal Income Fund
- Government Income Fund
- Short Duration Tax-Free Fund
- Short Duration Government Fund
- Ultra-Short Duration Government Fund*
- Enhanced Income Fund

Money Market Funds[1]

[1] *An investment in a money market fund is neither insured nor guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the Fund.*

The Goldman Sachs Research Select Fund℠, Internet Tollkeeper Fund℠ and CORE℠ are service marks of Goldman, Sachs & Co.

*Effective July 1, 2002 the Adjustable Rate Government Fund was renamed the Ultra-Short Duration Government Fund.

† The Goldman Sachs Concentrated Growth Fund was launched on September 3, 2002.

GOLDMAN SACHS ASSET MANAGEMENT 32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

GOLDMAN, SACHS & CO.
Distributor and Transfer Agent

GOLDMAN SACHS ASSET MANAGEMENT
Investment Adviser

Visit our internet address: www.gs.com/funds

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

Goldman, Sachs & Co. is the distributor of the Fund.

The Goldman Sachs High Yield Fund invests primarily in high yield, lower rated securities which involve greater price volatility and present greater risks than higher rated fixed income securities. At times, the Fund may be unable to sell certain of its portfolio securities without a substantial drop in price, if at all.

The Goldman Sachs High Yield Fund's foreign investments may be more volatile than an investment in U.S. securities and are subject to the risks of currency fluctuations and political developments.

 Date of first use: December 30, 2002 / 02-2317 FI/HYAR / 15.5K / 12-02